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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------

                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 2)

                       TENDER OFFER STATEMENT PURSUANT TO
             SECTION 14()(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   -----------

                                 MARK VII, INC.
                            (Name of Subject Company)

                          MSAS ACQUISITION CORPORATION
                           MSAS GLOBAL LOGISTICS INC.
                                 OCEAN GROUP PLC
                                    (Bidders)

                     Common Stock, $0.05 par value per share
                         (Title of Class of Securities)

                                    570414102
                      (CUSIP Number of Class of Securities)

                                  John M. Allan
                                 Chief Executive
                                 Ocean Group plc
                              Ocean House, The Ring
                          Bracknell, Berkshire RG12 1AW
                                 United Kingdom
                                 44-1344-302-000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                   Copies To:
                                Steven R. Finley
                           Gibson, Dunn & Crutcher LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 351-4000

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

      This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 initially filed on July 29, 1999 (as amended, this "Statement") by MSAS Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of MSAS Global Logistics Inc., a New York corporation ("Parent"), which is an indirect wholly owned subsidiary of Ocean Group plc, a public limited company organized under the laws of England and Wales ("Ocean Group"), relating to Purchaser's offer to purchase all outstanding shares of common stock, $0.05 par value per share (the "Shares"), of Mark VII, Inc., a Delaware corporation (the "Company"), at a price of $23.00 per Share, net to the tendering stockholder in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 29, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively together constitute the "Offer").

Item 11. Material to be Filed as Exhibits

      Item 11 is hereby amended by adding the following exhibit:

(b)(2) Credit Agreement, dated as of August 20, 1999, by and among Ocean Group plc as Guarantor, Deutsche Bank AG London as Bank, Deutsche Bank AG London as Agent, and Deutsche Bank AG London as Arranger, relating to a multicurrency revolving loan facility of (pound)175,000,000

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: August 25, 1999

                                    MSAS ACQUISITION CORPORATION


                                    By: /s/ STUART A. YOUNG
                                        -------------------------------
                                        Name:  Stuart A. Young
                                        Title: Secretary and Treasurer

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: August 25, 1999

                                    MSAS GLOBAL LOGISTICS INC.


                                    By: /s/ MICK P. FOUNTAIN
                                        -------------------------------
                                        Name:  Mick P. Fountain
                                        Title: Regional Chief Executive

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: August 25, 1999

                                    OCEAN GROUP PLC

                                    By: /s/ JOHN M. ALLAN
                                        -------------------------------
                                        Name:  John M. Allan
                                        Title: Chief Executive

                                  EXHIBIT INDEX

Exhibit                                                             Sequentially
Number      Exhibit Index                                          Numbered Page
------      -------------                                          -------------

(b)(2) Credit Agreement, dated as of August 20, 1999, by and among Ocean Group plc as Guarantor, Deutsche Bank AG London as Bank, Deutsche Bank AG London as Agent, and Deutsche Bank AG London as Arranger, relating to a multicurrency revolving loan facility of
            (pound)175,000,000....................................

                           DATED AS OF 20 AUGUST 1999

                                 OCEAN GROUP PLC

                                       and

                                    THE BANKS

                                       and

                             DEUTSCHE BANK AG LONDON
                                    as Agent

                                       and

                             DEUTSCHE BANK AG LONDON
                                   as Arranger

                      -------------------------------------

                                CREDIT AGREEMENT
                                  relating to a
                      multicurrency revolving loan facility
                              of (pound)175,000,000

                      -------------------------------------

                                   WILDE SAPTE
                                  1 Fleet Place
                                 London EC4M 7WS

                               Tel. 0171 246 7000
                               Fax. 0171 246 7777
                        Ref. ECF/JXJ/161688/BF0389086.08

                                TABLE OF CONTENTS

Clause   Heading                                                     Page Number

1.       DEFINITIONS AND INTERPRETATION........................................1
1.1      Definitions...........................................................1
1.2      Headings.............................................................11
1.3      Interpretation.......................................................12

2.       FACILITY.............................................................13
2.1      Facility.............................................................13
2.2      Obligations several..................................................13
2.3      Rights several.......................................................13
2.4      Additional Borrowers.................................................13

3.       PURPOSE..............................................................14
3.1      Purpose..............................................................14
3.2      No monitoring........................................................14

4.       CONDITIONS PRECEDENT.................................................14

5.       DRAWDOWN.............................................................14
5.1      Commitment Period....................................................14
5.2      Conditions to each Advance...........................................14
5.3      Drawdown Notice......................................................15
5.4      Limitations on Advances..............................................15
5.5      Notification to Banks................................................16
5.6      Participations.......................................................16

6.       ALTERNATIVE CURRENCIES...............................................16
6.1      Requests for Alternative Currency....................................16
6.2      Availability.........................................................16
6.3      Notification to Banks................................................16
6.4      No Alternative Currency..............................................16

7.       INTEREST.............................................................17
7.1      Interest rate........................................................17
7.2      Interest Periods.....................................................17
7.3      Default interest.....................................................17
7.4      Calculation and payment of interest..................................18
7.5      Agent's determination................................................18

8.       REPAYMENT, PREPAYMENT AND CANCELLATION...............................18
8.1      Repayment............................................................18
8.2      Mandatory prepayment/cancellation on change of control...............18
8.3      Cancellation on disposals............................................19
8.4      Prepayment...........................................................20
8.5      Cancellation.........................................................20

9.       CHANGES IN CIRCUMSTANCES.............................................21
9.1      Illegality...........................................................21
9.2      Increased Costs......................................................21

9.3      Market disruption....................................................22
9.4      Mitigation...........................................................23
9.5      Certificates.........................................................23

10.      PAYMENTS.............................................................24
10.1     Place and time.......................................................24
10.2     Funds  ..............................................................24
10.3     Distribution.........................................................24
10.4     Business Days........................................................24
10.5     Currency.............................................................24
10.6     Accounts as evidence.................................................25
10.7     Partial payments.....................................................25
10.8     Set-off and counterclaim.............................................25
10.9     Grossing-up..........................................................25

11.      GUARANTEE............................................................28
11.1     Guarantee............................................................28
11.2.    Guarantee Provisions.................................................28

12.      REPRESENTATIONS AND WARRANTIES.......................................30
12.1     Representations and warranties.......................................30
12.2     Repetition...........................................................33

13.      UNDERTAKINGS.........................................................33
13.1     Information undertakings.............................................33
13.2     Positive undertakings................................................34
13.3     Negative undertakings................................................36
13.4     Financial undertakings...............................................37

14.      DEFAULT..............................................................38
14.1     Default..............................................................38
14.2     Acceleration.........................................................40

15.      SET-OFF..............................................................40

16.      PRO RATA SHARING.....................................................40
16.1     Redistribution.......................................................40
16.2     Legal proceedings....................................................41
16.3     Reversal of redistribution...........................................41
16.4     Information..........................................................41

17.      THE AGENT AND THE BANKS..............................................41
17.1     Appointment and duties...............................................41
17.2     Payments.............................................................42
17.3     Default..............................................................43
17.4     Reliance.............................................................43
17.5     Legal proceedings....................................................43
17.6     No liability.........................................................43
17.7     Credit decisions.....................................................44
17.8     Information..........................................................44
17.9     Relationship with Banks..............................................44
17.10    Agent's position.....................................................44
17.11    Indemnity............................................................45
17.12    Resignation..........................................................45

17.13    Change of office.....................................................46

18.      FEES AND EXPENSES....................................................46
18.1     Expenses.............................................................46
18.2     Arrangement and agency fees..........................................46
18.3     Commitment fee.......................................................46
18.4     Utilisation Fee......................................................47
18.5     Documentary Taxes indemnity..........................................47
18.6     VAT    ..............................................................47
18.7     Indemnity payments...................................................47

19.      AMENDMENTS AND WAIVERS...............................................48
19.1     Majority Banks.......................................................48
19.2     All Banks............................................................48
19.3     No implied waivers; remedies cumulative..............................48
19.4     Euro conventions.....................................................48
19.5     Round amounts........................................................49

20.      MISCELLANEOUS........................................................49
20.1     Severance............................................................49
20.2     Counterparts.........................................................49

21.      NOTICES..............................................................49
21.1     Method...............................................................49
21.2     Delivery.............................................................49
21.3     Addresses............................................................49
21.4     Deemed receipt.......................................................50
21.5     Notices through Agent................................................50

22.      ASSIGNMENTS AND TRANSFERS............................................50
22.1     Benefit of Agreement.................................................50
22.2     Assignments and transfers by Borrowers...............................51
22.3     Assignments by Banks.................................................51
22.4     Transfers by Banks...................................................51
22.5     Conditions to assignments and transfers..............................52
22.6     Consequences of transfer.............................................52
22.7     Disclosure of information............................................52

23.      INDEMNITIES..........................................................52
23.1     Breakage costs indemnity.............................................52
23.2     Currency indemnity...................................................53
23.3     General..............................................................53

24.      LAW AND JURISDICTION.................................................53
24.1     Law    ..............................................................53
24.2     Jurisdiction.........................................................53
24.3     Agent for service....................................................54

SCHEDULE 1   THE BANKS........................................................55
SCHEDULE 2   CONDITIONS PRECEDENT.............................................56
SCHEDULE 3   DRAWDOWN NOTICE..................................................57
SCHEDULE 4   MANDATORY COST RATE..............................................58
SCHEDULE 5   FORM OF TRANSFER CERTIFICATE.....................................60
SCHEDULE 6   FORM OF DEED OF ACCESSION........................................64

SCHEDULE 7   PERMITTED INDEBTEDNESS...........................................66
SCHEDULE 8   FORM OF GUARANTEE................................................68

THIS AGREEMENT is made on 20 August 1999

BY:

(1) OCEAN GROUP PLC, a company incorporated in England and Wales with registered number 73975 (the "Guarantor");

(2)       THE BANKS listed in Schedule 1;

(3) DEUTSCHE BANK AG LONDON of 6 Bishopsgate, London EC2N 4DA as the Agent (as that term is defined below); and

(4) DEUTSCHE BANK AG LONDON of 6 Bishopsgate, London EC2N 4DA as arranger of the facility referred to below (in such capacity the "Arranger").

IT IS AGREED as follows:

1.        DEFINITIONS AND INTERPRETATION

1.1       Definitions

          In this Agreement:

          "Accounts" means the audited consolidated accounts (including all additional information and notes to the accounts) of each Obligor together with the relevant directors' report and auditors' report.

          "Advance" means an advance made or to be made to a Borrower under the Facility or, as the case may be, the outstanding principal amount of any such advance.

          "Agent" means Deutsche Bank AG London in its capacity as agent for the Banks and each successor agent appointed in accordance with Clause 17.12.

          "Alternative Currency" means US Dollars and any currency (other than Sterling) which is freely convertible into Sterling, freely transferable and readily available in the London interbank market.

          "Auditors" means PricewaterhouseCoopers or any other firm of chartered accountants of internationally recognised standing appointed as auditors of the Guarantor.

          "Available Commitment" means, in relation to a Bank, its Commitment less the Original Sterling Amount of its Participations in all outstanding Advances.

          "Available Facility" means the aggregate of the Available Commitments of the Banks.

          "Banks" means the banks and other financial institutions listed in
          Schedule 1 and any Bank Transferee, together with their respective successors in title, provided that any bank or financial institution which transfers all of its Commitment in accordance with Clause 22.4 shall cease to be a "Bank".

          "Bank Transferee" has the meaning given to that term in Clause 22.4.2.

          "Borrowers" means the Guarantor and any other Group Company that becomes a party to this Agreement pursuant to Clause 2.4; and "Borrower" shall be construed accordingly.

          "Business Day" means a day (other than Saturday or Sunday) on which banks are open for general interbank business in London and:

          (a) in relation to a transaction involving an Alternative Currency other than euros, in the principal financial centre of the country of that Alternative Currency; and

          (b) in relation to a transaction involving euros, in such other principal financial centre, if any, specified by the Agent pursuant to Clause 10.3.1.

          "Certified Copy" means, in relation to a document, a copy of that document bearing the endorsement "Certified a true, complete and accurate copy of the original, which has not been amended otherwise than by a document, a Certified Copy of which is attached hereto", which has been signed and dated by a duly authorised officer of the relevant company and which complies with that endorsement.

          "Change" means, in relation to a Bank (or any company of which that Bank is a Subsidiary), the introduction, implementation, repeal, withdrawal or change in, or in the interpretation or application of,
          (a) any law, regulation, practice or concession, or (b) any directive, requirement, request or guidance (whether or not having the force of law but if not having the force of law, one which applies generally to a class or category of financial institutions of which that Bank (or that company) forms part and compliance with which is in accordance with the general practice of those financial institutions) of the European Community, any central bank including the European Central Bank, the Financial Services Authority, or any other fiscal, monetary, regulatory or other authority.

          "Commitment" means, in relation to a Bank, the amount set out opposite its name in Schedule 1 or under the heading "Amount of Commitment Transferred" in the schedule to its relevant Transfer Certificate, in each case as reduced or cancelled in accordance with this Agreement.

          "Commitment Period" means the period starting on the date of this Agreement and ending on the date falling 1 month before the Final Repayment Date.

          "Covenant Period" means the period starting on the date of this Agreement and ending on the date on which all the obligations and liabilities of the Obligors under the Financing Documents are discharged in full and none of the Finance Parties has any continuing obligation in relation to the Facility.

          "Dangerous Materials" means any element or substance, whether consisting of gas, liquid, solid or vapour, identified by any Environmental Law to be, to have been, or to be capable of being or becoming, harmful to mankind or any living organism or damaging to the Environment.

          "Deed of Accession" means a deed substantially in the form set out in
          Schedule 6.

          "Default" means any event specified as such in Clause 14.1.

          "Depreciation" has the meaning given to that term by GAAP.

          "Disposal" means a sale, transfer or other disposal (including by way of lease or loan) by a person of all or part of its assets, whether by one transaction or a series of transactions and whether at the same time or over a period of time.

          "Double Taxation Treaty" means, in relation to a Participation made available to a Borrower, any convention between the government of the Relevant Tax Jurisdiction of that Borrower and any other government for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains which makes provision in relation to interest.

          "Drawdown Date" means the date on which an Advance is made, or is proposed to be made.

          "Drawdown Notice" means a notice substantially in the form set out in
          Schedule 3.

          "EBIT" means, in relation to the Group for any period, its consolidated profit on ordinary activities before Taxation for that period, but adjusted by adding back Total Net Interest Costs.

          "EBITDA" means, in relation to any period, the aggregate of:

          (i)   EBIT;

          (ii) Depreciation charged to the consolidated profit and loss account of the Group during such period; and

          (iii) amounts amortised to the consolidated profit and loss account of the Group in that period,

          provided that (1) in relation to any period of 12 months ending on a Half Year Date during which a Group Company becomes the beneficial owner of shares in the issued share capital of another company (the "Acquired Company") carrying the right to exercise more than 50 per cent. of the votes exercisable at a general meeting of the Acquired Company, EBITDA for such 12 month period shall be deemed to be the aggregate of (i) EBITDA, mutatis mutandis, of the Group (excluding the Acquired Company and its Subsidiaries) for such 12 month period and
          (ii) the share of EBITDA, mutatis mutandis, of the Acquired Company and its Subsidiaries for such 12 month period which is proportionate to the relevant Group Company's interest in the issued share capital of the Acquired Company and (2) in relation to any period of 12 months ending on a Half Year Date during which a Group Company makes a Disposal of a company, there shall be excluded from EBITDA the EBITDA, mutatis mutandis, of the company which is the subject of such Disposal.

          "EMU Legislation" means legislative measures of the Council of the European Union for the introduction of, changeover to, or operation of, the euro.

          "Encumbrance" means any mortgage, charge, assignment by way of security, pledge, hypothecation, lien or any other security interest of any kind whatsoever, or any agreement, whether conditional or otherwise, to create any of the same, or any agreement to sell or otherwise dispose of any asset on terms whereby such asset is or may be leased to or re-acquired or acquired by any Group Company.

          "Environment" means all or any of the following media: air (including air within buildings or other structures and whether above or below ground); land (including buildings and any other structures or erections in, on or under it and any soil and anything below the surface of land); land covered with water; and water (including sea, ground and surface water).

          "Environmental Law" means any statutory or common law, treaty, convention, directive or regulation having legal or judicial effect whether of a criminal or civil nature, concerning:

          (a)   pollution or contamination of the Environment;

          (b) harm, whether actual or potential, to mankind and human senses, living organisms and ecological systems;

          (c) the generation, manufacture, processing, distribution, use (including abuse), treatment, storage, disposal, transport or handling of Dangerous Materials; or

          (d) the emission, leak, release or discharge into the Environment of noise, vibration, dust, fumes, gas, odours, smoke, steam, effluvia, heat, light, radiation (of any kind), infection, electricity or any Dangerous Material and any matter or thing capable of constituting a nuisance or an actionable tort of any kind in respect of such matters.

          "ERISA" means the US Employee Retirement Income Security Act of 1974.

          "euro" or "(euro)" means the single currency of the Participating Member States.

          "Facility" means the multicurrency revolving loan facility granted to the Borrowers under this Agreement.

          "Fees Letter" means the letter dated 26th July 1999 from the Arranger to the Guarantor relating to certain fees payable to the Arranger by the Guarantor in relation to the Facility.

          "Final Repayment Date" means the fifth anniversary of the date of this Agreement.

          "Finance Lease" means any lease, hire agreement, credit sale agreement, purchase agreement, conditional sale agreement or instalment sale and purchase agreement which should be treated in accordance with GAAP as a finance lease or in the same way as a finance lease.

          "Finance Parties" means the Banks, the Agent and the Arranger.

          "Financial Year", in relation to a company, has the meaning given to that term in section 223 of the Companies Act 1985.

          "Financing Documents" means this Agreement and the Fees Letter.

          "GAAP" means, in relation to a company, accounting principles, concepts, bases and policies generally adopted and accepted in the jurisdiction of its incorporation.

          "Gross Tangible Assets" means at any time the aggregate of:

          (a) the fixed assets (other than goodwill and intangible assets) of the Group; and

          (b)   the current assets of the Group.

          "Group" means the Guarantor and its Subsidiaries; and "Group Company" means any of them.

          "Half Year Date" means each of 30th June or 31st December in any year.

          "Indebtedness" means, without double counting, in relation to a person, its obligation (whether present or future, actual or contingent, as principal or surety) for the payment or repayment of money (whether in respect of interest, principal or otherwise) incurred in respect of:

          (a)   moneys borrowed or raised;

          (b)   any bond, note, loan stock, debenture or similar instrument;

          (c) any acceptance credit, bill discounting, note purchase, factoring or documentary credit facility;

          (d)   any Finance Lease;

          (e) any guarantee, bond, stand-by letter of credit or other similar instrument issued in connection with the performance of payment obligations under contracts;

          (f) any interest rate or currency swap agreement or any other hedging or derivatives instrument or agreement (computed on a net basis);

          (g) any arrangement pursuant to which any asset sold or otherwise disposed of by that person is or may be leased to or re-acquired by a Group Company (whether following the exercise of an option or otherwise); or

          (h) any guarantee, indemnity or similar insurance against financial loss given in respect of the obligation of any person falling within any of paragraphs (a) to (g) above.

          "Information Memorandum" means the information memorandum dated on or about the date of this Agreement and prepared by the Guarantor in connection with this Agreement.

          "Initial Advance" means the first Advance under the Facility.

          "Interest Period" means each period determined in accordance with Clause 7 for the purpose of calculating interest on Advances or overdue amounts.

          "Lending Office" means, in relation to a Bank, the office set out under its name in Schedule 1 or in the schedule to its relevant Transfer Certificate, or such other office through which that Bank's Commitment is maintained and through which its Participation is made and maintained under this Agreement.

          "LIBOR" means, in relation to an Advance or overdue amount in a particular currency and in relation to a particular Interest Period:

          (a) the interest rate for deposits in that currency for a period equal to that Interest Period which appears on the screen display designated as "Page 3750" or "Page 3740", as appropriate, on the Telerate Service (or such other screen display or service as may replace it for the purpose of displaying British Bankers' Association LIBOR Rates for deposits in that currency in the London interbank market) at or about
                11.00 a.m. on the applicable Rate Fixing Day for that currency; and

          (b) if no such interest rate appears on the Telerate Service (or such replacement), the arithmetic mean (rounded to 5 decimal places) of the rates per annum (as quoted to the Agent at its request) at which each Reference Bank was offering deposits in that currency in an amount comparable with that Advance or overdue amount, as the case may be, to leading banks in the London interbank market for a period equal to that Interest Period at or about 11.00 a.m. on the applicable Rate Fixing Day for that currency.

          "Majority Banks" means a group of Banks the Original Sterling Amount of whose Participations in the Advances together exceed 66 2/3 per cent. of the Original Sterling Amount of all Advances or, at any time when no Advance is outstanding, a group of Banks whose Commitments together exceed 66 2/3 per cent. of the Total Commitments (taking no account, for the purposes of this definition, of the last sentence in Clause 14.2).

          "Mandatory Cost Rate" means the rate determined in accordance with
          Schedule 4.

          "Margin" means 0.60 per cent. per annum.

          "Material Adverse Effect" means a material adverse effect on (a) the ability of any Group Company to comply with its payment obligations under this Agreement or, (b) the business, financial condition or assets of the Group taken as a whole.

          "Material Subsidiary" means a Subsidiary of the Guarantor:

          (a) whose operating profits are equal to or greater than 3 per cent. of the aggregate operating profits of the Group; or

          (b) whose gross tangible assets (computed on the same basis as Gross Tangible Assets but excluding assets which constitute loans made by one Group Company to another Group Company) have a value equal to or greater than 3 per cent. of the aggregate value of all Gross Tangible Assets (as shown by the latest Accounts of the Guarantor) owned by the Group, and any other Subsidiary of the Guarantor nominated by the Guarantor pursuant to Clause 13.2(e).

          "Merger Agreement" means the agreement and plan of merger dated 27th July 1999 between Mark VII, Inc., MSAS Global Logistics Inc. and MSAS Acquisition Corporation.

          "Obligors" means the Guarantor and the Borrowers; and "Obligor" means any of them.

          "Offer" means the offer for the Target Shares to be made by MSAS Acquisition Corporation.

          "Original Sterling Amount" means:

          (a) in relation to an Advance, or a Participation in an Advance, denominated in Sterling, the amount of that Advance or that Participation, as the case may be; and

          (b) in relation to an Advance, or a Participation in an Advance, denominated in an Alternative Currency, the Sterling Equivalent of the amount of that Advance or that Participation, as the case may be, calculated as at the Drawdown Date of that Advance, provided that if all or part of that Advance is not made or is repaid or prepaid, the "Original Sterling Amount" of that Advance and of the Participations of the Banks in that Advance shall be correspondingly reduced.

          "Participating Member State" means a member state of the European Union which has adopted or adopts the single currency in accordance with the Treaty establishing the European Community (as that Treaty is amended from time to time).

          "Participation" means, in relation to a Bank and an Advance, the part of that Advance made available or to be made available by that Bank and thereafter the part of that Advance owing to that Bank from time to time.

          "Party" means a party to this Agreement.

          "Permitted Encumbrance" means:

          (a)   any Encumbrance created under this Agreement;

          (b)   any lien arising by operation of law;

          (c) pledges of goods, the related documents of title and/or related documents arising or created in the ordinary course of trade as security for Indebtedness to a bank or financial institution in respect of a letter of credit or documentary credit relating to the goods or documents on or over which that pledge exists;

          (d) any agreement entered into by a Group Company other than primarily as a method of raising finance to sell or otherwise dispose of any asset on terms whereby that asset is or may be leased to or re-acquired or acquired by a Group Company;

          (e) any Encumbrance over an asset of a company which becomes a Subsidiary of the Guarantor (other than by reason of its incorporation) after the date of this Agreement, being an Encumbrance which is in existence at the time at which that company becomes such a Subsidiary but only if (i) that Encumbrance was not created in contemplation of that company becoming such a Subsidiary and (ii) the principal amount secured by that Encumbrance has not been and shall not be increased;

          (f) any Encumbrance over the assets of a Project Company or the shares in a Project Company where such Encumbrance was created for the purpose of securing Indebtedness incurred to acquire and/or develop the assets of such Project Company and where such Indebtedness constitutes Project Finance Indebtedness of such Project Company;

          (g) any Encumbrance over an asset acquired by a Group Company after the date of this Agreement and subject to which that asset is acquired but only if (i) that Encumbrance was not created in contemplation of its acquisition by that company and (ii) the amount secured by that Encumbrance has not been increased in contemplation of, or since the date of, its acquisition by that company;

          (h) any Encumbrance existing at the date of this Agreement which secures a facility listed in Schedule 7 where that schedule states that such facility is secured;

          (i) any Encumbrance ("Replacement Encumbrance") created to replace or renew or in substitution for any Encumbrance ("Old Encumbrance") where the Replacement Encumbrance is granted in respect of the same asset as the Old Encumbrance and does not secure an amount in excess of the amount secured by the Old Encumbrance;

          (j) any Encumbrance granted by Multi-User/Service Vastgoed CV which secures future Indebtedness incurred by Multi-User/Service Vastgoed CV not exceeding, in aggregate, 16,000,000 euro;

          (k) any Encumbrance arising pursuant to an order of attachment, distraint, garnishee or injunction restraining disposal of assets or similar legal process arising in connection with court proceedings being contested by the relevant member of the Group in good faith; and

          (l)   any Encumbrance not otherwise permitted pursuant to paragraphs
                (a) to (j) above (inclusive) in respect of any assets not exceeding, in aggregate, (pound)20,000,000.

          "Potential Default" means an event or omission which, with the giving of any notice, the lapse of time, the determination of materiality or the satisfaction of any other condition under Clause 14.1, would be a Default.

          "Press Release" means the press release in respect of the Offer in the agreed form.

          "Project Company" means any Subsidiary of the Guarantor:

          (a) which is a single purpose company whose assets and business are constituted by a project; and

          (b) none of whose liabilities to repay Project Finance Indebtedness are directly or indirectly the subject of security or a guarantee, indemnity or any other form of assurance, undertaking or support by any Group Company save to the extent described in the definition of Project Finance Indebtedness.

          "Project Finance Indebtedness" means:

          (a) any Indebtedness of a Project Company incurred to finance the project constituted by the assets and business of such Project Company; and

          (b) where neither the persons to whom such Indebtedness is owed (whether or not a Group Company) nor any other person shall have any recourse whatsoever to any Group Company for the repayment or payment of any sum relating to such Indebtedness other than:

                (i) recourse to such Project Company for amounts not exceeding the aggregate cash flow or net cash flow (other than historic cash flow or historic net cash flow) from the relevant project; and/or

                (ii) recourse to such Project Company for the purpose only of enabling amounts to be claimed in respect of such Indebtedness in an enforcement of any Encumbrance given by such Project Company over the assets comprised in such project (or given by any shareholder or the like in the Project Company over its shares or the like in the capital of the Project Company) to secure such Indebtedness provided that the extent of such recourse to such Project Company is limited solely to the amount of any recoveries made on any such enforcement; and/or

                (iii) recourse directly or indirectly to a Group Company under any form of assurance or undertaking, which recourse is limited to a claim for damages for breach of an obligation (not being a payment obligation or an obligation to comply with any financial ratio or other test of financial condition) of the person against whom that recourse is available; or

          (c) which the Majority Banks shall have agreed to treat as Project Finance Indebtedness for the purposes of this Agreement.

          "Qualifying Bank" means, in relation to a Bank:

          (a) a "bank" for the purposes of Section 840A of the Income and Corporation Taxes Act 1988; or

          (b) a person who is entitled to relief from liability to taxation otherwise imposed by the Relevant Tax Jurisdiction on interest under a Double Taxation Treaty and does not carry on business in that Relevant Tax Jurisdiction through a permanent establishment with which that Bank's Participation is effectively connected (and assuming for this purpose only that any applicable filing or administrative requirements imposed on a Borrower in relation thereto are duly complied with); or

          (c) any person to whom the Borrower can lawfully make a payment of interest (in relation to a Participation) under this Agreement without any person being required to make any withholding or deduction for or on account of any Taxes (assuming for this purpose only that any applicable filing or administrative requirements imposed on a Borrower in relation thereto are duly complied with).

          "Rate Fixing Day" means, in relation to any currency and any Interest Period, the day on which quotes are customarily given in the London interbank market for deposits in that currency for delivery on the first day of that Interest Period.

          "Reference Banks" means the principal London offices of Deutsche Bank AG London and such other bank or banks as may be agreed between the Agent and the Guarantor.

          "Relevant Tax Jurisdiction" means, in relation to a Borrower, the jurisdiction in which that Borrower is liable to Tax by reason of its domicile, residence, place of management or other similar criteria (but not any jurisdiction in respect of which that Borrower is liable to Tax by reason only of a source of income in that jurisdiction).

          "Reservations" means (i) the principle that equitable remedies are remedies which may be granted or refused at the discretion of the court, (ii) the limitation of validity and/or enforcement by laws relating to bankruptcy, insolvency, liquidation, reorganisation, court schemes, moratoria, administration and other laws generally affecting the rights of creditors, (iii) the time barring of claims under the Limitation Acts, (iv) defences of set-off or counterclaim and similar principles, (v) where a party to this Agreement is vested with a discretion or may determine a matter in its opinion, that party may be required to exercise its discretion reasonably or be required to hold that opinion on reasonable grounds, (vi) any determination or certificate made or given pursuant to any provision of this Agreement which provides for such determination or certificate to be conclusive to be shown to have been incorrect, unreasonable, or arbitrary or not to have been given or made in good faith, (vii) if an English court were to construe any provision of this Agreement as being in the nature of a penalty, such provision would not be held to be valid and binding, (viii) the award of enforcement costs is a discretionary remedy and (ix) undertakings to pay stamp duty may be void under the Stamp Act 1891.

          "Sterling" and "(pound)" means the lawful currency for the time being of the United Kingdom.

          "Sterling Equivalent" means, in relation to an amount in an Alternative Currency on the day on which the calculation falls to be made, the amount of Sterling which could be purchased with that amount of the Alternative Currency using the Agent's spot rate of exchange for the purchase in the London foreign exchange market of Sterling with the Alternative Currency at or about 11.00 a.m. on the second Business Day before that date.

          "Subsidiary" means a subsidiary within the meaning of section 736 of the Companies Act 1985.

          "Target" means Mark VII Inc., a company registered in the state of Delaware, USA.

          "Target Shares" means all of the issued share capital of the Target.

          "Taxes" includes all present and future taxes, charges, imposts, duties, levies, deductions, withholdings or fees of any kind whatsoever, or any amount payable on account of or as security for any of the foregoing, by whomsoever on whomsoever and wherever imposed, levied, collected, withheld or assessed, together with any penalties, additions, fines, surcharges or interest relating thereto; and "Tax" and "Taxation" shall be construed accordingly.

          "Total Commitments" means the aggregate of the Commitments of the Banks.

          "Total Net Debt" means the aggregate (without double counting but taking into account all currency balance sheet hedging) of:

          (a) that part of the Indebtedness of Group Companies which relates to obligations for the payment or repayment of money in respect of principal incurred in respect of (i) moneys borrowed or raised, (ii) any bond, note, loan stock, debenture or similar instrument, or (iii) any acceptance credit, bill discounting, note purchase, factoring or documentary credit facility (including, for the avoidance of doubt, any Indebtedness under this Agreement); and

          (b) the capital element of all rentals or, as the case may be, other payments payable under any Finance Lease entered into by any Group Company,

          less:

          (i)   cash at hand and at bank; and

          (ii) bonds, notes and commercial paper beneficially owned by Group Companies with a maturity of not more than 6 months and rated at least A-1 by S&P or at least P-1 by Moody's (or an equivalent rating of another agency which the Agent reasonably determines to be comparable).

          "Total Net Interest Costs" means, in relation to any period, the aggregate of:

          (a) all interest (excluding capitalised interest), commissions and other financing charges payable by any Group Company in respect of that period (less all interest and other similar income received by any Group Company during that period);

          (b) to the extent not included in paragraph (a) above, all finance costs (as defined in FRS4) charged to the profit and loss account of the Group in respect of that period;

          (c) all amounts payable by any Group Company in respect of that period under any interest rate protection agreement (less any amounts receivable by any Group

                Company in respect of that period under any interest rate protection agreement); and

          (d) the interest element of all rentals or, as the case may be, other amounts payable in respect of that period under any Finance Lease entered into by any Group Company.

          "Transfer Certificate" means a document substantially in the form set out in Schedule 5.

          "US Dollars" and "$" means the lawful currency for the time being of the United States of America.

          "VAT" means value added tax as provided for in the Value Added Tax Act 1994 and legislation (or purported legislation and whether delegated or otherwise) supplemental to that Act or in any primary or secondary legislation promulgated by the European Community or any official body or agency of the European Community, and any tax similar or equivalent to value added tax imposed by any country other than the United Kingdom and any similar or turnover Tax replacing or introduced in addition to any of the same.

1.2       Headings

          The headings in this Agreement are for convenience only and shall be ignored in construing this Agreement.

1.3       Interpretation

          In this Agreement (unless otherwise provided):

          (a) words importing the singular shall include the plural and vice versa;

          (b) references to Clauses and Schedules are to be construed as references to the clauses of, and schedules to, this Agreement;

          (c) references to this Agreement or any Financing Document or any other document shall be construed as references to this Agreement, that Financing Document or that other document, as amended, varied, novated or supplemented, as the case may be;

          (d) references to any statute or statutory provision include any statute or statutory provision which amends, extends, consolidates or replaces the same, or which has been amended, extended, consolidated or replaced by the same, and shall include any orders, regulations, instruments or other subordinate legislation made under the relevant statute;

          (e) references to a document being "in the agreed form" means that document the form and content of which has been approved by the Agent and which has endorsed on it the words "in the agreed form" and which is initialled by or on behalf of the Agent and the Borrowers;

          (f) references to "assets" shall include revenues and property and the right to revenues and property and rights of every kind, present, future and contingent and whether tangible or intangible (including uncalled share capital);

          (g) the words "including" and "in particular" shall be construed as being by way of illustration or emphasis only and shall not be construed as, nor shall they take effect as, limiting the generality of any preceding words;

          (h) the words "other" and "otherwise" shall not be construed ejusdem generis with any foregoing words where a wider construction is possible;

          (i) references to a "person" shall be construed so as to include that person's assigns, transferees or successors in title and shall be construed as including references to an individual, firm, partnership, joint venture, company, corporation, body corporate, unincorporated body of persons or any state or any agency of a state;

          (j) where there is a reference in this Agreement to any amount, limit or threshold specified in Sterling, in ascertaining whether or not that amount, limit or threshold has been attained, broken or achieved, as the case may be, a non-Sterling amount shall be counted on the basis of the equivalent in Sterling of that amount using the Agent's relevant spot rate of exchange;

          (k) accounting terms shall be construed so as to be consistent with GAAP; and

          (l)   references to time are to London time.

2.        FACILITY

2.1       Facility

2.1.1 Subject to the terms of this Agreement, the Banks agree to make available to the Borrowers a multicurrency revolving loan facility in the maximum principal amount of (pound)175,000,000.

2.1.2 Notwithstanding any other term of this Agreement, no Bank shall be obliged to lend more than its Commitment.

2.2       Obligations several

2.2.1 The obligations of each Finance Party under this Agreement are several.

2.2.2 The failure of a Finance Party to carry out its obligations under this Agreement shall not relieve any other Party of any of its obligations under this Agreement.

2.2.3 No Finance Party shall be responsible for the obligations of any other Party under this Agreement.

2.3       Rights several

2.3.1 The rights of each Finance Party under this Agreement are several. All amounts due, and obligations owed, to each of them are separate and independent debts or, as the case may be, obligations.

2.3.2 Each Finance Party may, except as otherwise stated in this Agreement, separately enforce its rights under this Agreement.

2.4       Additional Borrowers

2.4.1 The Guarantor may, after completion of the primary syndication of the Facility, on giving notice to the Agent, nominate a wholly-owned Subsidiary of the Guarantor incorporated in an Approved Jurisdiction as an additional Borrower. For these purposes an "Approved Jurisdiction" is any country within the European Union, any state of the USA, Canada, Hong Kong, Japan, Malaysia, Singapore and Australia.

2.4.2 Such a Subsidiary wishing to become an additional Borrower shall execute and deliver a Deed of Accession to the Agent together with all the documents referred to in the schedule to that Deed of Accession, each in form and substance satisfactory to the Agent and shall notify the Agent of its Relevant Tax Jurisdiction.

2.4.3 The subsidiary shall accede to this Agreement as a Borrower on the Agent counter-signing the relevant Deed of Accession.

2.4.4 Each Party authorises the Agent to execute on its behalf a Deed of Accession delivered to the Agent in accordance with the terms of this Clause 2.4.

3.        PURPOSE

3.1       Purpose

3.1.1     The Initial Advance shall only be used:

          (a) to fund the acquisition of the Target Shares pursuant to the Offer;

          (b) to refinance existing Indebtedness of the Target and its Subsidiaries; and

          (c) any fees, commissions, costs and expenses properly incurred in relation to the acquisition of the Target Shares.

3.1.2     The proceeds of all subsequent Advances shall only be used:

          (a) for the Group's general corporate and working capital purposes (including, for the avoidance of doubt, the making of acquisitions);

          (b)   to repay Advances.

3.2       No monitoring

          No Finance Party shall be obliged to investigate or monitor the use or application of the proceeds of the Advances.

4.        CONDITIONS PRECEDENT

          Notwithstanding any other term of this Agreement, none of the Agent and the Banks shall be under any obligation to make the Facility available to the Borrowers unless the Agent has notified the Guarantor and the Banks that it has received all the documents listed in
          Schedule 2 (in form and content satisfactory to the Agent) on or prior to 30th September 1999.

5.        DRAWDOWN

5.1       Commitment Period

          Subject to the terms of this Agreement, Advances shall be made to any Borrower at any time during the Commitment Period when requested by means of a Drawdown Notice in accordance with this Clause 5. At the close of business on the last day of the Commitment Period, the Available Commitment of each Bank shall be automatically cancelled.

5.2       Conditions to each Advance

5.2.1 The obligation of each Bank to make available its Participation in an Advance is subject to the conditions that on the date on which the relevant Drawdown Notice is given and on the Drawdown Date:

          (a) the representations and warranties in Clause 12 to be repeated on those dates are correct and will be correct immediately after the Advance is made; and

          (b) no Default or Potential Default has occurred and is continuing or would occur on the making of the Advance.

5.2.2 In respect of an Advance to be made for the sole purpose of repaying an outstanding Advance in a matching amount and currency the Advance shall be made, notwithstanding the occurrence and continuation of a Default or Potential Default or any of the representations and warranties to be repeated not being correct, unless the Agent shall have served a notice under Clause 14.2.

5.3       Drawdown Notice

5.3.1 Whenever a Borrower wishes to draw down under the Facility, it shall give a duly completed Drawdown Notice to the Agent to be received not later than 11.00 a.m. on the third Business Day before the Drawdown Date or, in the case of an Advance to be denominated in Sterling, not later than 11.00 a.m. on the first Business Day before the Drawdown Date (or, in either case, such later time and/or date as the Agent may agree).

5.3.2 A Drawdown Notice shall be irrevocable and the relevant Borrower shall be obliged to borrow in accordance with its terms.

5.4       Limitations on Advances

          The following limitations apply to Advances:

          (a) the Drawdown Date of an Advance shall be a Business Day falling before the end of the Commitment Period;

          (b) the principal amount of an Advance denominated in Sterling shall be:

                (i) a minimum amount of(pound)2,000,000 and an integral multiple of(pound)1,000,000; or

                (ii)  the amount of the Available Facility;

          (c) the principal amount of an Advance denominated in an Alternative Currency shall be:

                (i)   in an Original Sterling Amount of at least
                      (pound)5,000,000 and a round amount in that currency as the Agent and the relevant Borrower may agree; or

                (ii) in an Original Sterling Amount equal to the Available Facility;

          (d) no Advance shall be made if the making of that Advance would result in the Original Sterling Amount of all Advances exceeding the Total Commitments;

          (e)   no more than 12 Advances may be outstanding at any one time; and

          (f) in the case of an Advance denominated in an Alternative Currency, the requirements of Clause 6 are met.

5.5       Notification to Banks

          The Agent shall promptly notify each Bank of the details of each Drawdown Notice received by it.

5.6       Participations

          Subject to the terms of this Agreement, each Bank acting through its Lending Office shall make available to the Agent on the Drawdown Date for an Advance an amount equal to its Participation in the amount and currency specified in the Drawdown Notice for that Advance. A Bank shall participate in an Advance in the proportion borne by its Available Commitment to the Available Facility on the Drawdown Date of that Advance.

6.        ALTERNATIVE CURRENCIES

6.1       Requests for Alternative Currency

          Subject to Clause 6.2, any Borrower may request in a Drawdown Notice that an Advance be denominated in an Alternative Currency.

6.2       Availability

          A Borrower may not request that an Advance be denominated in an Alternative Currency (other than US Dollars) unless the Agent has confirmed to that Borrower that the Alternative Currency is available for drawing under the Facility.

6.3       Notification to Banks

          The Agent shall promptly notify each Bank of the currency and the Original Sterling Amount of each Advance.

6.4       No Alternative Currency

          If, no later than 10.00 a.m. on the second Business Day before the first day of an Interest Period in relation to an Advance which is proposed to be denominated in an Alternative Currency (other than US Dollars), a Bank notifies the Agent that:

          (a) for whatever reason it is impracticable for that Bank to fund its Participation in that Advance in the proposed Alternative Currency in the ordinary course of business in the London interbank market; or

          (b) central bank or other governmental authorisation in the country of the proposed Alternative Currency is required to permit its use by that Bank for the making of that Advance and the authorisation has not been obtained or is not in full force and effect or is subject to unacceptable conditions; or

          (c) the use of the proposed Alternative Currency is restricted or prohibited by any request, directive, regulation or guideline of any governmental body, agency, department or regulatory or other authority (whether or not having the force of law) in accordance with which that Bank is accustomed to act, the Agent shall notify the relevant Borrower and the Banks by 11.00 a.m. on the same day. In this event, the relevant Borrower and the Banks may agree that the Advance shall not be made, provided that, in the absence of such agreement by 12.00 noon on the same day, the Advance shall be denominated in Sterling during that Interest Period.

7.        INTEREST

7.1       Interest rate

          Interest shall accrue on each Advance from and including the relevant Drawdown Date to but excluding the date the Advance is repaid at the rate determined by the Agent to be the aggregate of:

          (a)   the Margin;

          (b)   LIBOR; and

          (c)   the Mandatory Cost Rate.

7.2       Interest Periods

7.2.1 Each Borrower shall select an Interest Period for an Advance in the relevant Drawdown Notice of 1, 2, 3 or 6 months' duration (or such other Interest Period as the Agent, acting on the instructions of all the Banks, may allow) provided that prior to completion of the primary syndication of the Facility each Interest Period shall be of 1 month's duration (or such other Interest Period as the Guarantor and the Arranger may agree).

7.2.2 If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period shall instead end on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

7.2.3 If an Interest Period begins on the last Business Day in a calendar month or on a Business Day for which there is no numerically corresponding day in the calendar month in which that Interest Period is to end, it shall end on the last Business Day in that later calendar month.

7.2.4 If an Interest Period would otherwise extend beyond the Final Repayment Date, it shall be shortened so that it ends on the Final Repayment Date.

7.3       Default interest

7.3.1 If any Borrower fails to pay any amount payable under any Financing Document on the due date, it shall pay default interest on the overdue amount from the due date to the date of actual payment calculated by reference to successive Interest Periods (each of such duration as the Agent may select and the first beginning on the relevant due date) at the rate per annum being the aggregate of (a) 1 per cent. per annum,
          (b) the Margin, (c) LIBOR and (d) the Mandatory Cost Rate.

7.3.2 So long as the overdue amount remains unpaid, the default interest rate shall be recalculated in accordance with the provisions of this Clause 7.3 on the last day of each such Interest Period and any unpaid interest shall be compounded at the end of each Interest Period.

7.4       Calculation and payment of interest

7.4.1 At the beginning of each Interest Period, the Agent shall notify the Banks and the relevant Borrower of the duration of the Interest Period and the rate and amount of interest payable for the Interest Period (but in the case of any default interest calculated under Clause 7.3, any such notification need not be made more frequently than weekly). Each notification shall set out in reasonable detail the basis of computation of the amount of interest payable.

7.4.2     Interest due from a Borrower under this Agreement shall:

          (a)   accrue from day to day at the rate calculated under this Clause
                7;

          (b) except as otherwise provided in this Agreement, be paid by the relevant Borrower to the Agent (for the account of the Banks or the Agent, as the case may be) in arrear on the last day of each Interest Period, provided that for any Interest Period which is for longer than 6 months, the relevant Borrower shall also pay interest 6 monthly in arrear during that Interest Period;

          (c) be calculated on the basis of the actual number of days elapsed and a 365 day year (or a 360 day year in the case of interest on an Advance denominated in an Alternative Currency) or, if different, such number of days as is market practice for the relevant currency; and

          (d)   be payable both before and after judgment.

7.5       Agent's determination

          The determination by the Agent of any interest payable under this Clause 7 shall be conclusive and binding on the Borrowers in the absence of proven error.

8.        REPAYMENT, PREPAYMENT AND CANCELLATION

8.1       Repayment

8.1.1 Subject to Clause 8.1.3, each Advance shall be repaid in full on the last day of the Interest Period relating to that Advance.

8.1.2 Subject to the terms of this Agreement, any amounts repaid under this Agreement may be re-borrowed.

8.1.3 If all or part of an existing Advance is to be repaid from the proceeds of all or part of a new Advance denominated in the same currency as that existing Advance, then as between each Bank and the relevant Borrower, the amount to be repaid by that Borrower shall be set off against the amount to be advanced by that Bank in relation to the new Advance and the party to whom the smaller amount is to be paid shall pay to the other party a sum equal to the difference between the two amounts.

8.2       Mandatory prepayment/cancellation on change of control

          Notwithstanding Clause 8.1, if on any date, a person (whether alone or together with any associated person or persons) becomes the beneficial owner of shares in the issued share capital of the Guarantor carrying the right to exercise more than 50 per cent. of the votes exercisable at a general meeting of the Guarantor (for these purposes "associated person" means, in relation to any person, a person who is (i) "acting in concert" (as defined in the City Code on Takeovers and Mergers) with that person or (ii) a "connected person" (as defined in section 839 of the Income and Corporation Taxes Act 1988) of that person):

          (i) within 30 days of such date, the Guarantor shall give notice of such change of control to the Agent;

          (ii) the Banks and the Guarantor shall immediately enter into negotiations for a period of not more than 60 days with a view to agreeing whether the Facility shall continue to be made available; and

          (iii) if no such agreement is reached within the said period of 60 days then:

                (a) any Bank by notice to the Agent and to the Guarantor may be entitled to cancel its Commitment and on receipt by the Guarantor of such a notice, the Borrowers shall subject to Clause 23.1 immediately repay the Participation of the relevant Bank in the Facility; and

                (b) the Majority Banks by notice sent through the Agent to the Guarantor shall be entitled to require immediate repayment of all Advances in full, together with accrued interest on the amount prepaid and any amounts payable under Clause 23.1, whereupon the same shall become immediately due and payable and the Banks obligations under this Agreement shall be terminated and each Bank's Commitment shall be cancelled.

8.3       Cancellation on disposals

8.3.1 If a Group Company makes a Disposal (not falling within paragraphs (i) to (v) inclusive or (vii) of Clause 13.3(b)), the proceeds ("Net Proceeds") of such Disposal (net of all costs and expenses incurred by Group Companies in respect thereof) shall be promptly paid to the credit of such interest bearing account (a "Disposal Proceeds Account") held by the Guarantor with such Bank as the Agent shall have specified for this purpose on terms that they may only be withdrawn in accordance with this Clause 8.3.

8.3.2 The Guarantor shall notify the Agent of the same promptly upon any announcement of any Disposal to which this Clause 8.3 applies.

8.3.3     In respect of a Disposal to which this Clause 8.3 applies:

          (i) if within the period of 30 days of the relevant notice of such Disposal being served under Clause 8.3.2 (or, if longer the period commencing on the date such notice is served and ending on the date such Disposal is completed), the Majority Banks through the Agent do not inform the Guarantor that the Facility is to be permanently reduced by the amount of the Net Proceeds of such Disposal, the said Net Proceeds shall be released from the relevant Disposal Proceeds Account to the Guarantor promptly upon the expiry of such period of 30 days; and

          (ii) if within the said period, the Majority Banks though the Agent inform the Guarantor that the Facility is to be permanently reduced by the amount of such Net Proceeds then:

                (a) on the expiry of such period the Total Commitments shall be cancelled by the amount of such Net Proceeds;

                (b) if as a result of such cancellation the Original Sterling Amount of all Advances exceeds the Total Commitments, all (or, if less, an amount equal to such excess) of such Net Proceeds shall be applied in prepayment of the Advances on the next Interest Date(s) or, subject to Clause 23.1, earlier at the Guarantor's request; and

                (c) to the extent not applied in prepayment of Advances pursuant to paragraph (b) above, such Net Proceeds shall be released to the Guarantor.

8.4       Prepayment

8.4.1 Any Borrower may, by giving the Agent not less than 14 days prior notice, prepay all or part of the Available Facility (but if in part, in a minimum amount of (pound)5,000,000 and an integral multiple of (pound)1,000,000).

8.4.2 Any notice of prepayment shall be irrevocable, shall specify the date on which the prepayment is to be made and the amount of the prepayment, and shall oblige the relevant Borrower to make that prepayment. The Agent shall promptly notify the Banks of receipt of any such notice.

8.4.3 Any prepayment shall be made together with accrued interest on the amount prepaid and any amounts payable under Clause 23.1.

8.5       Cancellation

8.5.1 The Guarantor may, by giving the Agent not less than 14 days' prior notice, cancel all or part of the Available Facility (but if in part, in a minimum amount of (pound)5,000,000 and an integral multiple of (pound)1,000,000).

8.5.2 Any notice of cancellation shall be irrevocable and shall specify the date on which the cancellation shall take effect and the amount of the cancellation. The Agent shall promptly notify the Banks of receipt of any such notice.

8.5.3 The Borrowers may not borrow any part of the Facility which has been cancelled. Any cancellation shall reduce each Bank's Commitment rateably.

8.5.4 The Guarantor may not cancel all or part of the Facility except as expressly provided in this Agreement.

9.        CHANGES IN CIRCUMSTANCES

9.1       Illegality

          If it is or becomes illegal for a Bank to maintain its Commitment or to continue to make available or fund its Participation in any Advance, then:

          (a)   that Bank shall notify the Agent and the Guarantor; and

          (b)   (i)   the Commitment of that Bank shall be cancelled
                      immediately; and

                (ii) the Borrowers shall prepay to the Agent (for the account of that Bank) that Bank's Participation in all Advances (together with accrued interest on the amount prepaid and all other amounts owing to that Bank under this Agreement) within 5 Business Days of demand by that Bank (or, if permitted by the relevant law, on the last day of the Interest Period of the relevant Advances).

          Any such prepayment under paragraph (b)(ii) above shall be subject to Clause 23.1.

9.2       Increased Costs

9.2.1 If, after the date of this Agreement, a Change occurs which causes an Increased Cost (as defined in Clause 9.2.3) to a Bank (or any company of which that Bank is a Subsidiary) then each Borrower shall pay (as additional interest) to the Agent (for the account of that Bank) within 10 Business Days of demand all amounts which that Bank certifies to be necessary to compensate that Bank (or any company of which that Bank is a Subsidiary) for the Increased Cost.

9.2.2 Any demand made under Clause 9.2.1 shall be made by the relevant Bank through the Agent and shall set out in reasonable detail so far as is practicable the basis of computation of the Increased Cost.

9.2.3     In this Clause 9.2:

          "Increased Cost" means any cost to, or reduction in the amount payable to, or reduction in the return on capital or regulatory capital achieved by, a Bank (or any company of which that Bank is a Subsidiary) to the extent that it arises, directly or indirectly, as a result of the Change and is attributable to the Commitment or Participation in any Advance of that Bank or the funding of that Bank's Participation in any Advance including:

          (a) any Tax Liability (other than Tax on Overall Net Income) incurred by that Bank;

          (b) any changes in the basis or timing of Taxation of that Bank in relation to its Commitment or Participation in any Advance or to the funding of that Bank's Participation in any Advance;

          (c) the cost to that Bank (or any company of which that Bank is a Subsidiary) of complying with, or the reduction in the amount payable to or reduction in the return on capital or regulatory capital achieved by that Bank (or any company of which that Bank is a Subsidiary) as a result of complying with, any capital adequacy or similar requirements howsoever arising, including as a result of an increase in the amount of capital to be allocated to the Facility or of a change to the weighting of that Bank's Commitment or Participation in any Advance;

          (d) the cost to that Bank of complying with any reserve, cash ratio, special deposit or liquidity requirements (or any other similar requirements); and

          (e) the amount of any fees payable by that Bank to any supervisory or regulatory authority.

          "Tax Liability" means, in respect of any person:

          (a) any liability or any increase in the liability of that person to make any payment of or in respect of Tax;

          (b) the loss of any relief, allowance, deduction or credit in respect of Tax which would otherwise have been available to that person;

          (c) the setting off against income, profits or gains or against any Tax liability of any relief, allowance, deduction or credit in respect of Tax which would otherwise have been available to that person; and

          (d) the loss or setting off against any Tax liability of a right to repayment of Tax which would otherwise have been available to that person.

          For the purposes of this definition of "Tax Liability", any question of whether or not any relief, allowance, deduction, credit or right to repayment of Tax has been lost or set off, and if so, the date on which that loss or set-off took place, shall be conclusively determined by the relevant person.

          "Tax on Overall Net Income" means, in relation to a Bank, Tax (other than Tax deducted or withheld from any payment) imposed on the net profits of that Bank by the jurisdiction in which it is incorporated or in which its Lending Office or its head office is situated.

9.2.4 The Borrowers shall not be obliged to make a payment in respect of an Increased Cost under this Clause 9.2 if and to the extent that the Increased Cost has been compensated for by the payment of the Mandatory Cost Rate or the operation of Clause 10.9 or would have been so compensated for but for the operation of Clause 10.9.4.

9.2.5 If the Borrowers are required to pay any amount to a Bank under this Clause 9.2, then, without prejudice to that obligation and so long as the circumstances giving rise to the relevant

          Increased Cost are continuing and subject to the Guarantor giving the Agent and that Bank not less than 10 days' prior notice (which shall be irrevocable), the Borrowers may prepay all, but not part, of that Bank's Participation in the Advances together with accrued interest on the amount prepaid. Any such prepayment shall be subject to Clause
          23.1. On any such prepayment the Commitment of the relevant Bank shall be automatically cancelled.

9.3       Market disruption

          If, in relation to a proposed Advance:

          (a) the Agent determines that, because of circumstances affecting the London interbank market generally, reasonable and adequate means do not exist for ascertaining LIBOR for that Advance for the relevant Interest Period; or

          (b) the Agent has been notified by a group of Banks whose Commitments together exceed 35 per cent. of the Total Commitments that in their opinion by reason of circumstances affecting the London interbank market generally:

                (i) matching deposits may not be available to them in the London interbank market in the ordinary course of business to fund their Participations in that Advance for the relevant Interest Period; or

                (ii) the cost to them of obtaining matching deposits in the London interbank market would be in excess of LIBOR for the relevant Interest Period,

          the Agent shall promptly notify the relevant Borrower and the Banks of that event and that Advance shall not be made. Instead, the Agent and the Borrower shall immediately enter into negotiations for a period of not more than 30 days with a view to agreeing a substitute basis for calculating the interest rate for the Advance or for funding the Advance (whether in Sterling or another currency). Any substitute basis agreed by the Agent (with the consent of all the Banks) and the Borrower shall take effect in accordance with its terms and be binding on all the Parties.

9.4       Mitigation

9.4.1 If any circumstances arise in respect of any Bank which would, or upon the giving of notice would, result in the operation of Clause 9.1, 9.2, 9.3 or 10.9 to the detriment of any Borrower, then that Bank shall:

          (a) promptly upon becoming aware of those circumstances and their results, notify the Agent and the Guarantor; and

          (b) in consultation with the Agent and the Guarantor, take all such steps as are reasonably open to it to mitigate the effects of those circumstances (including changing its Lending Office or consulting with the Guarantor with a view to transferring some or all of its rights and obligations under this Agreement to another bank or other financial institution acceptable to the Guarantor) in a manner which will avoid the circumstances in question and on terms acceptable to the Agent, the Guarantor and that Bank, provided that no Bank shall be obliged to take any steps which in its opinion would or might have an adverse effect on its business or financial condition or the management of its Tax affairs or cause it to incur any material costs or expenses.

9.4.2 Nothing in this Clause 9.4 shall limit, reduce, affect or otherwise qualify the rights of any Bank or the obligations of the Borrowers under Clauses 9.1, 9.2, 9.3 and 10.9.

9.5       Certificates

          The certificate or notification of the Agent or, as the case may be, the relevant Bank as to any of the matters referred to in this Clause 9 shall be in reasonable detail and shall be conclusive and binding on the Borrowers except for any proven error.

10.       PAYMENTS

10.1      Place and time

          All payments by a Borrower or a Bank under this Agreement shall be made to the Agent to its account at such office or bank at such time as the Agent may notify to the Borrowers or the Banks for this purpose.

10.2      Funds

          All payments to the Agent under this Agreement shall be made for value on the due date in freely transferable and readily available funds.

10.3      Distribution

10.3.1 Each payment received by the Agent under this Agreement for another Party shall, subject to Clauses 10.3.2 and 10.3.3, be made available by the Agent to that Party by payment (on the date and in the currency and funds of receipt) to its account with such office or bank in the principal financial centre of the country of the relevant currency (or, in the case of euros, in the principal financial centre of such of the Participating Member States or London as the Agent may specify) as it may notify to the Agent for this purpose by not less than 5 Business Days' prior notice.

10.3.2 The Agent may apply any amount received by it for a Borrower in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Borrower under this Agreement or in or towards the purchase of any amount of any currency to be so applied.

10.3.3 Where a sum is to be paid to the Agent under this Agreement for another Party, the Agent is not obliged to pay that sum to that Party until it has established that it has actually received that sum. The Agent may, however, assume that the sum has been paid to it in accordance with this Agreement, and, in reliance on that assumption, make available to that Party a corresponding amount. If the sum has not been made available but the Agent has paid a corresponding amount to another Party, that Party shall immediately on demand by the Agent refund the corresponding amount together with interest on that amount from the date of payment to the date of receipt, calculated at a rate determined by the Agent to reflect its cost of funds.

10.3.4 Notwithstanding the provisions of this Clause 10.3, the Agent shall not be liable to any Borrower or any Bank for the failure, or the consequences of any failure, of any euro cross-border payment system to effect same-day settlement to an account of any Borrower or any Bank.

10.4      Business Days

          If a payment under this Agreement is due on a day which is not a Business Day, the due date for that payment shall instead be the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

10.5      Currency

          In this Agreement, subject to any EMU Legislation:

          (a) all payments by any Borrower in respect of an Advance, whether of interest or principal, shall be made in the currency (or the denomination of the currency) in which that Advance is denominated;

          (b) all payments relating to costs, losses, expenses or Taxes shall be made in the currency in which the relevant costs, losses, expenses or Taxes were incurred; and

          (c) any other amount payable under this Agreement shall, except as otherwise provided, be made in Sterling.

10.6      Accounts as evidence

          Each Bank shall maintain in accordance with its usual practice an account which shall, as between the Borrowers and that Bank, be prima facie evidence of the amounts from time to time advanced by, owing to, paid and repaid to that Bank under this Agreement.

10.7      Partial payments

10.7.1 If the Agent receives a payment insufficient to discharge all the amounts then due and payable by a Borrower under this Agreement, the Agent shall apply that payment towards the obligations of that Borrower under this Agreement in the following order:

          (a) first, in or towards payment of any unpaid costs and expenses of the Agent under this Agreement;

          (b) second, in or towards payment pro rata of any accrued interest due but unpaid under this Agreement;

          (c) third, in or towards payment pro rata of any principal due but unpaid under this Agreement; and

          (d) fourth, in or towards payment pro rata of any other sum due but unpaid under this Agreement.

10.7.2 The Agent shall, if so directed by all the Banks, vary the order set out in Clauses 10.7.1(b) to (d).

10.7.3 Clauses 10.7.1 and 10.7.2 shall override any appropriation made by any Borrower.

10.8      Set-off and counterclaim

          All payments by any Borrower under this Agreement shall be made without set-off or counterclaim.

10.9      Grossing-up

10.9.1 Subject to Clause 10.9.2, all sums payable to any Finance Party pursuant to or in connection with any Financing Document shall be paid in full free and clear of all deductions or withholdings whatsoever except only as may be required by law.

10.9.2 If any deduction or withholding is required by law in respect of any payment due from a Borrower to any Finance Party pursuant to or in connection with any Financing Document the Borrower shall:

          (a) ensure or procure that the deduction or withholding is made and that it does not exceed the minimum legal requirement therefor;

          (b) pay, or procure the payment of, the full amount deducted or withheld to the relevant Taxation or other authority in accordance with the applicable law;

          (c) increase the payment in respect of which the deduction or withholding is required so that the net amount received by the payee (which expression when used in this Clause 10.9.2 shall mean any Finance Party) after the deduction or withholding (and after taking account of any further deduction or withholding which is required to be made as a consequence of the increase) shall be equal to the amount which the payee would have been entitled to receive in the absence of any requirement to make any deduction or withholding; and

          (d) promptly deliver or procure the delivery to the relative payee of receipts evidencing each deduction or withholding which has been made.

10.9.3 If the Agent is obliged to make any deduction or withholding from any payment to any Bank (an "Agency Payment") which represents an amount or amounts received by the Agent from a Borrower under any Financing Document, that Borrower shall pay directly to that Bank such sum (an "Agency Compensating Sum") as shall, after taking into account any deduction or withholding which that Borrower is obliged to make from the Agency Compensating Sum, enable that Bank to receive, on the due date for payment of the Agency Payment, an amount equal to the Agency Payment which that Bank would have received in the absence of any obligation to make any deduction or withholding.

10.9.4 No Borrower or Guarantor resident in the United Kingdom only for United Kingdom tax purposes shall be required to pay an additional amount under this Clause 10.9 if the payment in respect of which the deduction or withholding is required is a payment of interest on a Participation in an Advance and:

          (a)   (i)   at the time that that Participation was made, the Bank
                      making that Participation was not within paragraph (a) of the definition of Qualifying Bank otherwise than as a consequence of a Change occurring after the date of this Agreement (and the obligation to deduct or withhold would not have arisen if it had come within that paragraph of that defined term); or

                (ii) at the time when the interest is paid, the Bank for whose account it is paid is not beneficially entitled to that interest and a person within the charge to United Kingdom corporation tax as respects that interest, otherwise than as a consequence of a Change occurring after the date of this Agreement (and the obligation to deduct or withhold would not have arisen if the Bank had been beneficially entitled to the interest and had been within the charge to United Kingdom corporation tax as respects it); and

          (b) at the time when the interest is paid, the Bank for whose account it is paid is not within paragraph (b) of the definition of Qualifying Bank otherwise than as a consequence of a Change occurring after the date of this Agreement (and the obligation to deduct or withhold would not have arisen if it had come within that paragraph of that defined term); and

          (c) the Bank is not within paragraph (c) of the definition of Qualifying Bank, otherwise than as a consequence of a Change occurring after the date of this Agreement.

10.9.5 If any Finance Party determines, in its absolute discretion, that it has received, realised, utilised and retained a Tax benefit by reason of any deduction or withholding in respect of which a Borrower has made an increased payment or paid an Agency Compensating Sum under this Clause 10.9, that Finance Party shall, provided that the Finance Parties have received all amounts which are then due and payable by the Borrowers under any Financing Document, pay to that Borrower (to the extent that that Finance Party can do so without prejudicing the amount of the benefit or repayment and the right of that Finance Party to obtain any other benefit, relief or allowance which may be available to it) such amount, if any, as that Finance Party, in its absolute discretion shall determine, will leave that Finance Party in no worse position than it would have been in if the deduction or withholding had not been required, provided that:

          (a) each Finance Party shall have an absolute discretion as to the time at which and the order and manner in which it realises or utilises any Tax benefit and shall not be obliged to arrange its business or its Tax affairs in any particular way in order to be eligible for any credit or refund or similar benefit;

          (b) no Finance Party shall be obliged to disclose any information regarding its business, Tax affairs or Tax computations;

          (c) if a Finance Party has made a payment to a Borrower pursuant to this Clause 10.9.5 on account of any Tax benefit and it subsequently transpires that that Finance Party did not receive that Tax benefit, or received a lesser Tax benefit, that Borrower shall, on demand, pay to that Finance Party such sum as that Finance Party may determine as being necessary to restore its after-tax position to that which it would have been had no adjustment under this Clause 10.9.5 been made. Any sums payable by a Borrower to a Finance Party under this Clause 10.9.5 shall be subject to Clause 18.6.

10.9.6    No Finance Party shall be obliged to make any payment under Clause
          10.9.5 if, by doing so, it would contravene the terms of any applicable law or any notice, direction or requirement of any governmental or regulatory authority (whether or not having the force of law).

10.9.7 If a Borrower is required to make an increased payment for the account of a Bank under Clause 10.9.2, then, without prejudice to that obligation and so long as such requirement exists and subject to the Guarantor giving the Agent and that Bank not less than 10 days' prior notice (which shall be irrevocable), the Borrowers may prepay all, but not part, of that Bank's Participation in the Advances together with accrued interest on the amount prepaid. Any such prepayment shall be subject to Clause 23.1. On any such prepayment the Commitment of the relevant Bank shall be automatically cancelled.

10.9.8 Each Bank which is party to this Agreement represents as at the date of this Agreement that it is a Qualifying Bank.

11.       GUARANTEE

11.1      Guarantee

          Subject to and with the benefit of the provisions in Clause 11.2, the Guarantor hereby unconditionally and irrevocably guarantees to the Finance Parties that it shall on demand pay in the currency in which the same falls due for payment under the terms of this Agreement, all moneys which are now or at any time hereafter shall have become due or owing by any Borrower (other than itself) to any or all of the Finance Parties pursuant to this Agreement.

11.2.     Guarantee Provisions

11.2.1 The guarantee (the "Guarantee") given pursuant to this Clause 11 is a continuing security and shall remain in full force and effect until all moneys, obligations and liabilities referred to in Clause 11.1 have been paid, discharged or satisfied in full notwithstanding the liquidation or other incapacity or any change in the constitution of any of the Borrowers or in the name and style of any of them or any settlement of account or other matter whatsoever.

11.2.2 This Guarantee is in addition to and shall not merge with or otherwise prejudice or affect or be prejudiced by any other right, remedy, guarantee, indemnity or security and may be enforced without first having recourse to the same or any other bill, note, mortgage, charge, pledge or lien now or hereafter held by or available to any Finance Party.

11.2.3 Notwithstanding that this Guarantee ceases to be continuing for any reason whatever any of the Finance Parties may continue any accounts of any Borrower or open one or more new accounts and the liability of the Guarantor hereunder shall not be reduced or affected by any subsequent transactions or receipts or payments into or out of any such accounts.

11.2.4 If any purported obligation or liability of any Borrower under this Agreement is not or ceases to be valid or enforceable on any ground whatsoever whether or not known to any Finance Party including but not limited to any defect in or want of powers of any Borrower or irregular exercise thereof or lack of authority by any person purporting to act on behalf of any Borrower or any legal or other limitation (whether under the Limitation Act 1980 or otherwise), disability, incapacity or any change in the constitution of or any amalgamation, reconstruction or liquidation of any Borrower, the Guarantor shall nevertheless be liable to the Finance Parties in respect of that purported obligation or liability as if the same were fully valid and enforceable and the Guarantor were the principal debtor in respect thereof. The Guarantor hereby agrees to keep the Finance Parties fully indemnified in the currency in which such purported obligation or liability arose against all damages, losses, costs and expenses arising from any failure of any Borrower to carry out any such purported obligation or liability.

11.2.5 The liability of the Guarantor shall not be affected nor shall this Guarantee be discharged or diminished by reason of:

          (a) any present or future bill, note, guarantee, indemnity, mortgage, charge, pledge, lien or other security or right or remedy held by or available to all or any of the Finance Parties being or becoming wholly or in part void, voidable or unenforceable on any ground whatsoever or by all or any of the Finance Parties from time to time dealing with exchanging, varying, realising, releasing or failing to perfect or enforce any of the same; or

          (b) all or any of the Finance Parties compounding with, discharging, releasing or varying the liability of or granting any time, indulgence or concession to any Borrower or any other person or renewing, determining, varying or increasing any bill, promissory note or other negotiable instrument, accommodation, facility or transaction in any manner whatsoever or concurring in, accepting or varying any compromise, arrangement or settlement or omitting to claim or enforce payment from a principal debtor or any other person; or

          (c) any act or omission which would not have discharged or affected the liability of the Guarantor had it been a principal debtor instead of guarantor or by anything done or omitted which but for this provision might operate to exonerate the Guarantor.

11.2.6 The Guarantor warrants to the Finance Parties that it has not taken or received and undertakes not to take or receive the benefit of any security from any Borrower in connection with this Guarantee. If any such security is taken or the Guarantor receives the benefit of the same the Guarantor declares that such security and all moneys at any time received in respect thereof shall be held on trust for the Finance Parties to be applied in discharge of the liabilities of the Guarantor to the Finance Parties under this Agreement.

11.2.7 Until all amounts owing under this Agreement have been paid, discharged or satisfied in full, the Guarantor waives all rights of subrogation and indemnity against any Borrower and agrees not to share in any security held or moneys received by any Finance Party on account of such liabilities or, unless so instructed by the Agent, (acting on the instructions of the Majority Banks) to claim or prove in competition with any Finance Party in the liquidation of any Borrower in respect of any moneys paid by the Guarantor to any Finance Party hereunder. If the Guarantor receives any payment or other benefit or exercises any set-off or counterclaim or otherwise acts in breach of this Clause anything so received and any benefit derived directly or indirectly by the Guarantor therefrom shall be held in trust for the Finance Parties to be applied in discharge of the liability of the Guarantor to the Finance Parties hereunder.

11.2.8 Any money received in connection with this Guarantee may be placed to the credit of a suspense account with a view to preserving the rights of the Finance Parties to prove for the whole of their claims against any Borrower or any other person liable or may be applied by the Finance Parties in or towards satisfaction of such of the moneys, obligations or liabilities of any Borrower hereby guaranteed as the relevant Finance Party in its absolute discretion may from time to time conclusively determine.

11.2.9 If this Guarantee is determined or called in by demand made by the Agent, then the Finance Parties may open a new account or accounts with each Borrower. If the Finance Parties do not open a new account or accounts they shall nevertheless be treated as if they had done so at the time of determination or calling in and as from that time all payments made to the Finance Parties shall be credited or be treated as having been credited to the new account or accounts and shall not operate to reduce the amount for which this guarantee is available as security at that time.

11.2.10 Any release, discharge or settlement between the Guarantor and the Finance Parties shall be conditional upon no security disposition or payment to any of the Finance Parties by any Borrower or any other person being void, set aside or ordered to be refunded pursuant to any enactment or law relating to bankruptcy, liquidation or insolvency or for any reason whatever and if such condition shall not be fulfilled the Finance Parties shall be entitled to enforce this Guarantee subsequently as if such release, discharge or settlement had not occurred and any such payment had not been made.

11.2.11 The Finance Parties shall not be obliged before taking steps to enforce this Guarantee:

          (a) to take action or obtain judgment in any court against any Borrower or any other person;

          (b) to make or file any claim in a bankruptcy or liquidation of any Borrower or any other person; or

          (c) to make, enforce or seek to enforce any claim against any Borrower or any other person under any security or other document, agreement or arrangement.

12.       REPRESENTATIONS AND WARRANTIES

12.1      Representations and warranties

          The Guarantor represents and warrants to each of the Finance Parties that:

          (a) Status: each Obligor is a limited company duly incorporated under the laws of the jurisdiction of its incorporation, and it possesses the capacity to sue and be sued in its own name and has the power to carry on its business and to own its property and other assets;

          (b) Powers and authority: each Obligor has power to execute, deliver and perform its obligations under this Agreement and to carry out the transactions contemplated by those documents and all necessary corporate, shareholder and other action has been or will be taken to authorise the execution, delivery and performance of the same;

          (c) Binding obligations: subject to the Reservations, the obligations of each Obligor under this Agreement constitute its legal, valid and binding obligations;

          (d) Contraventions: the execution, delivery and performance by each Obligor of this Agreement does not:

                (i) contravene any applicable law or regulation or any relevant order of any governmental or other official authority, body or agency or any judgment, order or decree of any court having jurisdiction over it;

                (ii) conflict with, or result in any material breach of any of the terms of, or constitute a material default under, any agreement or other instrument to which any Group Company (other than, for the period of 6 months after the date the Offer becomes unconditional in all respects, the Target and its Subsidiaries) is a party (including, for the avoidance of doubt, any existing financing documents) or any licence or other authorisation to which it is subject or by which it or any of its property is bound; or

                (iii) contravene or conflict with the provisions of its
                      constitutional documents;

          (e) Insolvency: no Group Company (other than the Target and its Subsidiaries) has taken any action nor have any steps been taken or legal proceedings been started nor, to the best of its knowledge, information and belief, threatened against it for winding-up, dissolution or re-organisation (other than a solvent reorganisation), the enforcement of any Encumbrance over its assets or for the appointment of a receiver, administrative receiver, or administrator, trustee or similar officer of it or of any of its assets;

          (f) No default: no Group Company (other than the Target and its Subsidiaries) is (nor would be with any of the giving of notice, the lapse of time, the determination of materiality, or the satisfaction of any other outstanding condition) in breach of or in default under any agreement to which it is a party or which is binding on it or any of its assets in a manner or to an extent which could reasonably be expected to have a Material Adverse Effect;

          (g) Litigation: no action, litigation, arbitration or administrative proceeding has been commenced, or is pending or, to the best of its information, knowledge and belief, threatened, against any Group Company (other than the Target and its Subsidiaries) which, if decided adversely, could reasonably be expected to have a Material Adverse Effect nor is there subsisting any unsatisfied judgment or award in an amount of at least (pound)5,000,000 given against any of them by any court, arbitrator or other body;

          (h)   Accounts:

                (i) the latest Accounts of the Guarantor required to be delivered under Clause 13.1(a) are prepared in accordance with GAAP and give a true and fair view of the consolidated financial position of the Group as at the date to which they were prepared and for the Financial Year of the Guarantor then ended; and

                (ii) the latest interim accounts required to be delivered under Clause 13.1(b) shows with reasonable accuracy the financial condition of the Group during the period to which they relate;

          (i) Authorisations: all authorisations, approvals, licences, consents, filings, registrations, payment of duties or taxes and notarisations required:

                (i) for the performance and discharge of the obligations of each Obligor under this Agreement; and

                (ii) for the execution, delivery, validity, enforceability or admissibility in evidence of this Agreement,

                are in full force and effect;

          (j)   Information Memorandum and financial projections:

                (i) the factual information contained in the Information Memorandum is true and accurate in all material respects and not misleading in any material respect, there are no other facts the omission of which would make any fact or statement in the Information Memorandum misleading in any material respect and nothing has occurred which would render any fact or statement in the Information Memorandum untrue or misleading in any material respect; and

                (ii) all estimates, forecasts and projections contained or referred to in the financial projections provided to the Arranger in connection with the Facility prior to the date of this Agreement, and all assumptions and presumptions upon the basis of which the same were made, have been provided in good faith and were, to the best of the Guarantor's information, knowledge and belief, having made due and careful enquiry, fair and reasonable at the time they were made, and nothing has occurred since the date the same were made which would necessitate a revision to any of those estimates, forecasts or projections in order for them to be fair and reasonable;

          (k) Environmental: each Group Company (other than the Target and its Subsidiaries) has and has at all times complied with all applicable Environmental Law to the extent that non-compliance would not have a Material Adverse Effect, and (except as aforesaid) every consent, authorisation, licence or approval required under or pursuant to any Environmental Law by each Group Company (other than the Target and its Subsidiaries) in connection with the conduct of its business and the ownership, use, exploitation or occupation of its assets has been obtained and is in full force to the extent consistent with generally accepted industry good practice, and no circumstances have arisen, are pending or, to the best of the Guarantor's information, knowledge and belief, are threatened which might give rise to a claim against any Group Company (other than the Target and its Subsidiaries) which could reasonably be expected to have a Material Adverse Effect having regard to the cost to that Group Company of meeting such a claim;

          (l) No material adverse change: since 31st December 1998 no event has occurred which has had or could be reasonably expected to have a Material Adverse Effect;

          (m) Year 2000: the computer systems of each Group Company will be compliant, in all respects material to the business of the Group, with Year 2000 Conformity (as defined by British Standard Institute document PD2000-1; 1998 entitled "A Definition of Year 2000 Conformity Requirements", by no later than 31st December 1999; and

          (n) Ranking of Obligations: the obligations of each Obligor under this Agreement shall at all times rank at least pari passu with all other present and future unsecured Indebtedness of the Obligors except for obligations which are mandatorily preferred by law.

12.2      Repetition

          The representations and warranties set out in Clause 12.1 shall survive the execution of this Agreement and shall be deemed to be repeated as follows:

          (a) each of the said representations and warranties shall be deemed to be repeated on the first Drawdown Date; and

          (b) each of the said representations and warranties (other than those made under Clauses 12.1(e), (g) and (j) to (n) inclusive) shall be repeated on each Drawdown Date (other than the first Drawdown Date), in each case, as if made with reference to the facts existing at the time of repetition.

13.       UNDERTAKINGS

13.1      Information undertakings

          The Guarantor undertakes that during the Covenant Period it shall, unless the Agent (acting on the instructions of the Majority Banks) otherwise agrees:

          (a) Accounts: as soon as the same become available (and in any event within 120 days after the end of each of its Financial Years), deliver to the Agent in sufficient copies for all the Banks the Accounts for each such Financial Year;

          (b) Interim Accounts: as soon as the same become available (and in any event within 90 days after the end of the first half year of each of its Financial Years), deliver to the Agent in sufficient copies for all the Banks unaudited interim consolidated accounts for the Guarantor for each such half year;

          (c) Shareholders' Documents: deliver to the Agent in sufficient copies for all the Banks all documents despatched by it to its shareholders or its creditors generally at the same time as they are despatched;

          (d) Information on request: supply to the Agent such information, documents and records about the business, financial condition and operations of any Group Company as the Agent may from time to time reasonably require;

          (e) Compliance certificates: provide to the Agent, together with the Accounts and interim accounts specified in Clauses 13.1(a) and
                (b), a certificate signed by two of its directors certifying (i) that the Guarantor is in compliance with all the undertakings set out in Clause 13.4.1 (including calculations in respect thereof) and (ii) the identity of each Material Subsidiary;

          (f) GAAP: ensure that all Accounts submitted to the Agent have been prepared in accordance with GAAP and that all other financial information submitted to the Agent has been prepared in a manner which is consistent with GAAP; and

          (g) Default and litigation: promptly, upon becoming aware of the same, notify the Agent of:

                (i)   any Default or Potential Default; and

                (ii) any litigation, arbitration or administration proceedings commenced against any Group Company involving a potential liability of any Group Company exceeding (pound)5,000,000.

13.2      Positive undertakings

          The Guarantor undertakes that during the Covenant Period it shall, and it shall procure that each Group Company shall, unless the Agent (acting on the instructions of the Majority Banks) otherwise agrees:

          (a) Ranking of obligations: ensure that its obligations under the Financing Documents to which it is a party shall at all times rank at least pari passu with all its other present and future unsecured and unsubordinated Indebtedness except for any obligations which are mandatorily preferred by law and not by contract;

          (b) Compliance with law and authorisations: comply in all material respects with all laws (including Environmental Law and ERISA) and obtain, maintain and comply with the terms of any authorisation, approval, licence, consent, exemption, clearance, filing or registration required:

                (i) for the conduct of its business, trade and ordinary activities, save to the extent that failure to obtain, maintain or comply with the same could reasonably be expected not to have a Material Adverse Effect; and

                (ii) to enable it to perform its obligations under, or for the validity, enforceability or admissibility in evidence of, any Financing Document;

          (c) Insurance: maintain insurance cover (including, if appropriate, through self-insurance schemes) in relation to its business and assets of a type and in an amount as is usual for prudent companies carrying on a business such as that carried on by it to the extent that such cover is available on reasonably commercial terms;

          (d)   Indebtedness: ensure that the aggregate of:

                (i) all Indebtedness of Group Companies which is secured by Encumbrances; and

                (ii) all Indebtedness of Group Companies (other than the Guarantor) which is secured or unsecured,

                does not exceed, without double counting, the aggregate of:

                (1) the aggregate principal amount of all Indebtedness of Group Companies in relation to the facilities set out in
                      Schedule 7;

                (2) any Indebtedness incurred by Group Companies (other than the Guarantor) to refinance a facility set out in Schedule 7 where the principal amount of such Indebtedness does not exceed the principal amount of Indebtedness outstanding under such facility;

                (3) any Indebtedness incurred by Group Companies under any interest rate or currency hedging contract;

                (4) any Indebtedness incurred by a Group Company (other than the Guarantor) where such Group Company has executed a guarantee (in substantially the form set out in Schedule 8 to this Agreement) of the Facility and delivered the same to the Agent together with such supporting documentation as to due execution and capacity (including legal opinions) as the Agent may reasonably require; and

                (5)   (pound)30,000,000; and

          (e) Material Subsidiaries: ensure that the Material Subsidiaries have, in aggregate:

                (i) operating profits equal to or greater than 60 per cent. of the aggregate operating profits of the Group (the "Operating Profits Test"); and

                (ii) gross tangible assets (computed on the same basis as Gross Tangible Assets but excluding assets which constitute loans made by one Group Company to another Group Company) which have a value equal to or greater than 60 per cent. of the aggregate value of all Gross Tangible Assets (as shown by the latest Accounts of the Guarantor) owned by the Group (the "Gross Tangible Assets Test"), provided that:

                (1) where the Material Subsidiaries do not meet the Operating Profits Test, the Guarantor shall nominate such additional Subsidiaries of the Guarantor as are required to ensure that the Operating Profits Test is met. The Guarantor shall nominate in descending order those Subsidiaries which have the nearest percentage contribution to the operating profits of the Group to the 3 per cent. threshold referred to in paragraph (a) of the definition of Material Subsidiary; and

                (2) after taking into account the Subsidiaries nominated in paragraph (1) above, where the Material Subsidiaries do not meet the Gross Tangible Assets Test, the Guarantor shall nominate such additional Subsidiaries of the Guarantor as are required to ensure that the Gross Tangible Assets Test is met. The Guarantor shall nominate in descending order those Subsidiaries whose gross tangible assets (computed in accordance with paragraph (b) of the definition of Material Subsidiary) have a value which gives the nearest percentage of the aggregate value of all Gross Tangible Assets (as shown by the latest Accounts of the Guarantor) of the Group to the 3 per cent. threshold referred to in paragraph (b) of the definition of Material Subsidiary.

13.3      Negative undertakings

          The Guarantor undertakes that during the Covenant Period it shall not, and it shall procure that none of the Group Companies shall, unless the Agent (acting on the instructions of the Majority Banks) otherwise agrees:

          (a) Negative Pledge: create or permit to subsist any Encumbrance over any of its assets other than Permitted Encumbrances;

          (b)   Disposal of assets: make a Disposal other than:

                (i)   in the ordinary course of its trading activities; or

                (ii) a Disposal of a fixed asset in exchange for other fixed assets comparable or superior as to type, value or quality or where the proceeds of the Disposal are used within 6 months of that Disposal for the purchase of an asset to replace directly the asset the subject of that Disposal; or

                (iii) a Disposal of an asset which is obsolete for the purpose for which such an asset is normally utilised; or

                (iv) a Disposal of cash on terms not otherwise prohibited by this Agreement; or

                (v)   a Disposal by a Group Company to another Group Company; or

                (vi)  a Disposal which is subject to Clause 8.3; or

                (vii) a Disposal on arm's length terms where the aggregate value of the assets the subject of a Disposal by Group Companies other than in accordance with paragraphs (i) to (vi) above
                      (1) in any Financial Year of the Guarantor does not exceed an amount equal to 15 per cent. of Gross Tangible Assets or (2) since the date of this Agreement does not exceed an amount equal to 30 per cent. of Gross Tangible Assets (where, in each case, Gross Tangible Assets are as shown in the most recent Accounts);

          (c) Change of business: make any substantial change to the general nature or scope of the business of the Group as a whole from that carried on at the date of this Agreement; nor

          (d)   Mergers: in respect of:

                (i) the Guarantor only, enter into any amalgamation, demerger or merger; or

                (ii) a Borrower (other than the Guarantor) enter into any amalgamation, demerger or merger, unless where the Majority Banks are satisfied that the obligations of the Borrower have been transferred to the surviving entity.

13.4      Financial undertakings

13.4.1 The Guarantor undertakes to ensure that during the Covenant Period, unless the Agent (acting on the instructions of the Majority Banks) otherwise agrees:

          (a)   EBIT to Total Net Interest Costs

                the ratio of EBIT to Total Net Interest Costs for each period of 12 months ending on a Half Year Date shall not be less than 3.00:1; and

          (b)   Total Net Debt to EBITDA

                in respect of each Half Year Date, the ratio of Total Net Debt as at such Half Year Date to EBITDA for the period of 12 months ending on such Half Year Date shall not exceed 2.50:1.

13.4.2    (a)   If the directors of any Group Company determine at any time during the Covenant Period that the accounting reference date of that Group Company has or should be changed or any of the accounting principles applied in the preparation of any of the Accounts and interim accounts shall be different from those applied in the preparation of the Accounts of the Guarantor for its Financial Year ending 31st December 1998, or if as a result of the introduction or implementation of any accounting standard or any change in any of them or in any applicable law such accounting principles are required to be changed, the Guarantor shall promptly give notice to the Agent of that change, determination or requirement.

          (b) If the Agent believes that the financial undertakings set out in this Clause 13.4 need to be amended as a result of any such change, determination or requirement, the Guarantor shall negotiate with the Agent in good faith to amend the existing financial undertakings so as to provide the Banks with substantially the same protections as the financial undertakings set out in this Clause 13.4 (but which are not more onerous).

          (c) If the Guarantor and the Agent cannot agree such amended financial undertakings within 30 days of that notice, the Guarantor and the Agent shall jointly nominate a firm of chartered accountants to settle the amended financial undertakings, or in default of such nomination the Agent shall request the President for the time being of the Institute of Chartered Accountants in England and Wales to nominate a firm of chartered accountants for that purpose. Such accountants shall act as experts and not arbitrators and their decision shall be final and binding on the Parties. The costs of such accountants shall be paid by the Guarantor.

13.4.3 The calculation of ratios and other amounts under this Clause 13.4 shall be made by the Agent by reference to the latest Accounts, interim accounts and other financial information of the Group Companies for the Financial Year of the Guarantor, or other period in relation to which the calculation falls to be made.

13.5      Offer Related Undertakings

          The Guarantor undertakes that it shall, unless the Agent (acting on the instructions of the Majority Banks) otherwise agrees:

          (a) Press release, etc: forward to the Agent prior to publication or announcement, all publicity material, press releases and announcements intended to be published or announced by or on behalf of the Guarantor in connection with the Offer which refers to the Facility, the Arranger or the Banks; and

          (b) No price increase: the price per Target Share at which the Offer is made is not increased above that set out in the Press Release.

14.       DEFAULT

14.1      Default

          Each of the following shall be a Default:

          (a) Non-payment: any Obligor does not pay on the due date any amount payable by it under this Agreement at the place and in the currency and funds in which it is expressed to be payable unless the failure to pay such amount is due solely to administrative or technical delays in the transmission of funds which are not the fault of the relevant Obligor and such amount is not paid within 3 Business Days of its due date for payment; or

          (b) Other defaults: any Obligor breaches any of its obligations under any Financing Document (other than the obligations referred to in Clause 14.1(a)) and, if that breach is capable of remedy, it is not remedied within 10 Business Days after the first to occur of:

                (i)   the relevant Obligor becoming aware of such breach; and

                (ii) notice of that breach requiring the relevant Obligor to remedy the same has been given by the Agent to the relevant Obligor; or

          (c) Breach of representation or warranty: any representation, warranty or statement made or deemed to be repeated by any Group Company under any Financing Document or in any document delivered by or on behalf of any Obligor under or in connection with any Financing Document is incorrect when made or deemed to have been repeated; or

          (d) Unlawfulness or repudiation: it is unlawful for any Obligor to perform or comply with, or any Obligor repudiates, any of its obligations under this Agreement; or

          (e) Cross-default: other than during the period of 6 months from the date the Offer becomes unconditional to all respects, in respect of Indebtedness of the Target and its Subsidiaries that exists at the date of this Agreement, any Indebtedness of all or any Group Companies in excess of, in aggregate, (pound)10,000,000:

                (i)   is not paid when due; or

                (ii) is declared to be or otherwise becomes due and payable prior to its specified maturity, or any creditor of all or any Group Companies becomes entitled to declare any such Indebtedness due and payable prior to its specified maturity; or

          (f) Attachment or distress: a creditor or encumbrancer attaches or takes possession of, or a distress, execution, sequestration or other process is levied or enforced upon or sued out against, any of the assets of any Group Company (having a value of at least (pound)5,000,000) and such process is not discharged within 30 days; or

          (g) Insolvency proceedings: any person takes any action or any legal proceedings are started or other steps taken (including the presentation of a petition) for:

                (i) any Obligor or any Material Subsidiary to be adjudicated or found insolvent; or

                (ii) the winding-up or dissolution of any Obligor or any Material Subsidiary (other than (1) as part of a solvent reconstruction which, in the case of any Obligor, has been approved by the Majority Banks), (2) a winding-up petition which is frivolous or vexatious and which is, in any event, discharged within 28 days of its presentation and before it is advertised or (3) a winding-up petition which is in respect of an amount not exceeding(pound)2,500,000 which is being contested in good faith by the relevant company with a reasonable prospect of success (as evidenced by counsel's opinion addressed to the Agent); or

                (iii) the appointment of a trustee, receiver, administrative receiver or similar officer in respect of any Obligor or any Material Subsidiary or any of its assets;

          (h) Adjudication or appointment: any adjudication, order or appointment is made under or in relation to any of the proceedings referred to in Clause 14.1(g); or

          (i) Administration order: an application is made to the court for an administration order under the Insolvency Act 1986 with respect to any Obligor or any Material Subsidiary; or

          (j) Analogous proceedings: any event occurs or proceeding is taken with respect to any Obligor or any Material Subsidiary in any jurisdiction to which it is subject which has an effect equivalent or similar to any of the events mentioned in Clause 14.1(f), (g), (h) or (i); or

          (k) Change of control: any Obligor (other than the Guarantor) ceases to be a Subsidiary of the Guarantor; or

          (l) Material adverse change: any event or series of events occur which has or could reasonably be expected to have a Material Adverse Effect.

14.2      Acceleration

          If a Default occurs and remains unremedied the Agent may, and shall if so instructed by the Majority Banks, by notice to the Guarantor:

          (a) cancel the Facility and require the Borrowers immediately to repay all Advances together with accrued interest and all other sums payable under this Agreement, whereupon they shall become immediately due and payable; or

          (b) place the Facility on demand, whereupon all Advances together with accrued interest and all other sums payable under this Agreement shall become repayable on demand made by the Agent on the instructions of the Majority Banks.

          Upon the service of any such notice by the Agent the Banks' obligations to the Borrowers under this Agreement shall be terminated and the Commitment of each Bank shall be cancelled.

15.       SET-OFF

          The Agent and each Bank may set off any matured obligation owed by a Borrower under any Financing Document against any obligation (whether or not matured) owed by the Agent or the relevant Bank to that Borrower, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Agent or the relevant Bank may convert either obligation at the spot rate of exchange of the Agent or the relevant Bank, as the case may be, for the purpose of the set-off.

16.       PRO RATA SHARING

16.1      Redistribution

          If any amount owing by a Borrower under this Agreement to a Bank (the "Sharing Bank") is discharged by voluntary or involuntary payment, set-off or any other manner other than through the Agent in accordance with Clause 10, then:

          (a) the Sharing Bank shall immediately notify the Agent of the amount discharged and the manner of its receipt or recovery;

          (b) the Agent shall determine whether the amount discharged is in excess of the amount which the Sharing Bank would have received had the amount discharged been received by the Agent and distributed in accordance with Clause 10;

          (c) the Sharing Bank shall pay the Agent an amount equal to that excess (the "Excess Amount") within 5 Business Days of demand by the Agent;

          (d) the Agent shall treat the Excess Amount as if it were a payment by a Borrower under Clause 10 and shall pay the Excess Amount to the Banks (other than the Sharing Bank) in accordance with Clause 10.7; and

          (e) as between the relevant Borrower and the Sharing Bank the Excess Amount shall be treated as not having been received or recovered, and accordingly that Borrower shall owe the Sharing Bank an immediately payable debt equal to the Excess Amount.

16.2      Legal proceedings

          Notwithstanding Clause 16.1, no Sharing Bank shall be obliged to share any Excess Amount which it receives or recovers pursuant to legal proceedings taken by it to recover any sums owing to it under this Agreement with any other Bank which has a legal right to, but does not, either join in such proceedings or commence and diligently pursue separate proceedings to enforce its rights, unless the proceedings instituted by the Sharing Bank are instituted by it without prior notice having been given to such Bank through the Agent and an opportunity to such Bank to join in such proceedings.

16.3      Reversal of redistribution

          If any Excess Amount subsequently has to be wholly or partly refunded to a Borrower by a Sharing Bank which has paid an amount equal to that Excess Amount to the Agent under Clause 16.1, each Bank to which any part of that amount was distributed shall on request from the Sharing Bank repay to the Sharing Bank that Bank's proportionate share of the amount which has to be so refunded by the Sharing Bank.

16.4      Information

          Each Bank shall on request supply to the Agent such information as the Agent may from time to time request for the purpose of this Clause 16.

17.       THE AGENT AND THE BANKS

17.1      Appointment and duties

17.1.1 Each Bank irrevocably appoints the Agent to act as its agent in connection with this Agreement and irrevocably authorises the Agent on its behalf to perform the duties and to exercise the rights, powers and discretions that are specifically delegated to it under or in connection with this Agreement together with any other incidental rights, powers and discretions.

17.1.2 The Agent shall have no duties or responsibilities except those expressly set out in this Agreement. As to any matters not expressly provided for, the Agent shall act in accordance with the instructions of the Majority Banks (but in the absence of any such instructions shall not be obliged to act). Any such instructions, and any action taken by the Agent in accordance with those instructions, shall be binding upon all the Banks.

17.1.3    The Agent may:

          (a) act in an agency, trustee, fiduciary or other capacity on behalf of any other banks or financial institutions providing facilities to any Group Company or any associated company of a Group Company, as freely in all respects as if it had not been appointed to act as agent for the Banks under this Agreement and without regard to the effect on the Banks of acting in such capacity; and

          (b) subscribe for, hold, be beneficially entitled to or dispose of shares or securities, or options or other rights to and interests in shares or securities in any Group Company or any associated company of a Group Company (in each case, without liability to account).

17.1.4 Each division or department of the Agent (including, for so long as Deutsche Bank AG London is the Agent, the Loan Administration Unit of Deutsche Bank AG London) shall be treated as a separate entity from any other division or department of the Agent. If any of the Agent's divisions or departments (including, in the case of Deutsche Bank AG London, its Loan Administration Unit) should act for any Group Company in any capacity (whether as bankers or otherwise) in relation to any other matter, any information given by any Group Company to any such division or department may be treated as confidential and the Agent shall, as between itself and the Banks, not be obliged to disclose the same to any Bank or any other person.

17.2      Payments

17.2.1 The Agent shall promptly account to the Lending Office of each Bank for such Bank's due proportion of all sums received by the Agent for such Bank's account, whether by way of repayment or prepayment of principal or payment of interest, fees or otherwise.

17.2.2 The Agent shall maintain a memorandum account showing the principal amount of each Advance outstanding under this Agreement and the amount of each Bank's Participation in the Advances.

17.2.3 Each Bank confirms in favour of the Agent and the Borrowers that, unless it notifies the Agent to the contrary which it undertakes to do if such should be the case, it is and will continue to be:

          (a)   the beneficial owner of:

                (i)   any Participation made available by it; and

                (ii)  any interest paid to it in respect of that Participation;
                      and

          (b)   either or both of:

                (i) a "bank" for the purposes of Section 840A of the Income and Corporation Taxes Act 1988; or

                (ii) a person who is not "resident" in the United Kingdom (for the purposes of the Income and Corporation Taxes Act
                      1988); and

          (c) in relation to any Participation in an Advance made by it, it is a Qualifying Bank; and

          (d) in relation to any interest paid to it otherwise than on a Participation in an Advance made by it, it is within:

                (i) the charge to United Kingdom corporation tax as respects that interest; or

                (ii)  paragraph (b) of the defined term Qualifying Bank; or

                (iii) paragraph (c) of the defined term Qualifying Bank.

          The Agent will pass on to the Borrowers any notification received pursuant to this Clause.

17.3      Default

          The Agent shall not be obliged to monitor or enquire as to whether or not a Default or Potential Default has occurred. The Agent shall be entitled to assume that no Default or Potential Default has occurred unless it receives notice to the contrary from a Borrower or any Bank describing the Default or Potential Default and stating that such notice is a "Default Notice" or unless it is aware of a payment default under this Agreement, in which case it shall promptly notify each Bank.

17.4      Reliance

          The Agent may:

          (a) rely on any communication or document believed by it to be genuine and correct and to have been communicated or signed by the person by whom it purports to be communicated or signed; and

          (b) engage, pay for and rely on the advice of any professional advisers selected by it given in connection with this Agreement or any of the matters contemplated by this Agreement,

          and shall not be liable to any Party for any of the consequences of such reliance.

17.5      Legal proceedings

17.5.1 The Agent shall not be obliged to take or commence any legal action or proceeding against a Borrower or any other person arising out of or in connection with this Agreement until it shall have been indemnified or secured to its satisfaction against all costs, claims and expenses (including any costs award which may be made against it as a result of any such legal action or proceeding not being successful) which it may expend or incur in such legal action or proceeding.

17.5.2 The Agent may refrain from doing anything which might in its opinion constitute a breach of any law or any duty of secrecy or confidentiality or be otherwise actionable at the suit of any person.

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17.6      No liability

17.6.1 Neither the Agent nor any of its officers, employees or agents shall be liable for any action taken or not taken by it or any of them under or in connection with this Agreement unless directly caused by its or their negligence or wilful misconduct.

17.6.2 The Agent shall not be responsible for any statements, representations or warranties in this Agreement or for any information supplied or provided to any Bank by the Agent in respect of a Borrower or any other person or for any other matter relating to this Agreement or for the execution, genuineness, validity, legality, enforceability or sufficiency of this Agreement or any other document referred to in this Agreement or for the recoverability of any Advance or any other sum to become due and payable under this Agreement.

17.7      Credit decisions

17.7.1    Each Bank:

          (a) acknowledges that it has, independently and without reliance on the Agent, made its own analysis of the transaction contemplated by, and reached its own decision to enter into, this Agreement and made its own investigation of the financial condition and affairs and its own appraisal of the creditworthiness of the Borrowers and any surety for the Borrowers' obligations; and

          (b) agrees that it shall continue to make its own independent appraisal of the creditworthiness of the Borrowers and any surety for the Borrowers' obligations.

17.7.2 Each Bank agrees that it shall, independently and without reliance on the Agent, make its own decision to take or not take action under this Agreement.

17.8      Information

17.8.1 The Agent shall provide the Banks with all information and copies of all notices which are given to it and which by the terms of this Agreement are to be provided or given to the Banks.

17.8.2 Except as specifically provided in this Agreement, the Agent shall not be under any duty or obligation:

          (a) either initially or on a continuing basis, to provide any Bank with any credit information or other information with respect to the financial condition of a Borrower or which is otherwise relevant to the Facility; or

          (b) to request or obtain any certificate, document or information from a Borrower unless specifically requested to do so by a Bank in accordance with this Agreement.

17.9      Relationship with Banks

17.9.1 In performing its functions and duties under this Agreement, the Agent shall act solely as the agent for the Banks and except as expressly provided in this Agreement shall not be deemed to be acting as trustee for any Bank and shall not assume or be deemed to have assumed any obligation as agent or trustee for, or any relationship of agency or trust with, any Borrower.

17.9.2 Neither the Agent nor any Bank shall be under any liability or responsibility of any kind to a Borrower or any other Bank arising out of or in relation to any failure or delay in performance or breach by a Borrower or any other Bank of any of its or their respective obligations under this Agreement.

17.10     Agent's position

17.10.1 With respect to its own Participation in an Advance, the Agent shall have the same rights and powers under and in respect of this Agreement as any other Bank and may exercise those rights and powers as though it were not also acting as agent for the Banks. The Agent may, without liability to account, accept deposits from, lend money to and generally engage in any kind of banking, finance, advisory, trust or other business with or for a Borrower as if it were not the agent for the Banks under this Agreement.

17.10.2 The Agent may retain for its own use and benefit (and shall not be liable to account to any Bank for all or any part of) any sums received by it by way of agency or management or arrangement fees or by way of reimbursement of expenses incurred by it.

17.11     Indemnity

          Each Bank shall immediately on demand indemnify the Agent (to the extent not reimbursed by the Borrowers) rateably according to the proportion which the Original Sterling Amount of that Bank's Participation in the Advances bears to the Original Sterling Amount of all Advances (or, if no Advance shall then be outstanding, its Commitment) from and against all liabilities, losses and expenses of any kind or nature whatsoever (except in respect of any agency, management or other fee due to the Agent) which may be incurred by the Agent in its capacity as agent or trustee for the Banks or in any way relating to or arising out of this Agreement or any action taken or omitted by the Agent in enforcing or preserving the rights of the Banks or the Agent under this Agreement, provided that no Bank shall be liable for any portion of such liabilities, losses or expenses resulting from the Agent's gross negligence or wilful misconduct.

17.12     Resignation

17.12.1 The Agent may resign by giving at least 60 days' notice to the Guarantor and each Bank. Upon receipt of a notice of resignation the Guarantor and the Majority Banks may select any bank or other financial institution as successor Agent.

17.12.2 If no bank or other financial institution selected by the Guarantor and the Majority Banks shall have accepted such appointment within 20 days after the Agent has given a notice of resignation then the Majority Banks may, after consultation with the Guarantor, appoint any bank or other financial institution as successor Agent.

17.12.3 If no bank or other financial institution selected by the Majority Banks shall have accepted such appointment within 40 days after the Agent has given a notice of resignation then the resigning Agent may, after consultation with the Guarantor, appoint any bank or other financial institution with an office in London as successor Agent.

17.12.4 The resignation of the Agent and the appointment of any successor Agent shall both become effective only upon the successor Agent notifying the resigning Agent, the Guarantor and each Bank that it accepts its appointment. On such notification:

          (a) the resigning Agent shall be discharged from its obligations and duties as Agent under this Agreement but it shall continue to be able to rely on the provisions of this Clause 17 in respect of all matters relating to the period of its appointment; and

          (b) the successor Agent shall assume the role of Agent and shall have all the rights, powers, discretions and duties which the Agent has under this Agreement.

17.12.5 The resigning Agent shall make available to the successor Agent all records and documents held by it as Agent, and shall co-operate with the successor Agent to ensure an orderly transition.

17.13     Change of office

          The Agent may at any time in its sole discretion by notice to the Guarantor and each Bank designate a different office in the United Kingdom from which its duties as the Agent will be performed.

18.       FEES AND EXPENSES

18.1      Expenses

          The Guarantor shall on demand pay all expenses incurred (including legal, valuation and accounting fees), and any amount in respect of VAT on those expenses (in so far as it is irrecoverable from HM Customs and Excise (or any other relevant VAT authority):

          (a) by the Agent in connection with the negotiation, preparation and execution of the Financing Documents and the other documents contemplated by the Financing Documents;

          (b) by the Arranger in connection with the syndication of the Facility;

          (c) by the Agent or the Banks in connection with the granting of any release, waiver or consent or in connection with any amendment or variation of this Agreement; and

          (d) by the Agent or the Banks in enforcing, perfecting, protecting or preserving (or attempting so to do) any of their rights, or in suing for or recovering any sum due from a Borrower or any other person under any Financing Document, or in investigating any possible Default or Potential Default.

          Such payment shall be made within 30 days of the presentation of any invoice to the Guarantor in respect thereof.


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

18.2      Arrangement and agency fees

          The Guarantor shall pay to the Agent arrangement and agency fees in accordance with the terms of the Fees Letter. For the avoidance of doubt, all liabilities and obligations of the Guarantor under the Fees Letter shall be deemed to be incurred under this Agreement.

18.3      Commitment fee

          The Guarantor shall pay a commitment fee in Sterling to the Agent for the account of the Banks at the rate of, prior to the date the Agent notifies the Guarantor that it has received all the documents listed in Schedule 2 in accordance with Clause 4, 0.15 per cent. per annum and thereafter, one half of the Margin on the Available Facility. The commitment fee shall be calculated on a day to day basis and a 365 day year in respect of the period commencing on 26th July 1999 and ending on the last day of the Commitment Period and shall be payable in arrear at the end of each successive period of 3 months commencing on the date of this Agreement and also on the last day of the Commitment Period or on any earlier date on which the Total Commitments equal zero.

18.4      Utilisation fee

          In relation to each successive period of 3 months after the date of this Agreement, the Guarantor shall on the last day of such period pay in arrear a utilisation fee of:

          (a) where, in respect of such period, the daily average of the Original Sterling Amount of all Advances during such period exceeded 33 per cent. of the Total Commitments as at the commencement of such period, 0.05 per cent. per annum of such daily average; or

          (b) where, in respect of such period, the daily average of the Original Sterling Amount of all Advances during such period exceeded 66 per cent. of the Total Commitments as at the commencement of such period, 0.10 per cent. per annum of such daily average.

18.5      Documentary Taxes indemnity

          All stamp, documentary, registration or other like duties or Taxes, including any penalties, additions, fines, surcharges or interest relating to those duties and Taxes, which are imposed or chargeable on or in connection with this Agreement shall be paid by the Guarantor. The Agent shall be entitled but not obliged to pay any such duties or Taxes (whether or not they are its primary responsibility). If the Agent does so the Guarantor shall on demand indemnify the Agent against those duties and Taxes and against any costs and expenses incurred by the Agent in discharging them.

18.6      VAT

          All payments made by a Borrower under this Agreement are calculated without regard to VAT. If any such payment constitutes the whole or any part of the consideration for a taxable or deemed taxable supply (whether that supply is taxable pursuant to the exercise of an option or otherwise) by the Agent or a Bank, the amount of that payment shall be increased by an amount equal to the amount of VAT which is chargeable in respect of the taxable supply in question.

18.7      Indemnity payments

          Where in this Agreement a Borrower has an obligation to indemnify or reimburse the Agent or a Bank in respect of any loss or payment, the calculation of the amount payable by way of indemnity or reimbursement shall be made on the basis of the likely Tax treatment in the hands of the Agent or the relevant Bank, as the case may be (as conclusively determined by the relevant party) of the amount payable by way of indemnity or reimbursement and of the loss or payment in respect of which that amount is payable.

19.       AMENDMENTS AND WAIVERS

19.1      Majority Banks

19.1.1 Subject to Clause 19.2, any term of this Agreement may be amended or waived with the written agreement of the Guarantor, the Majority Banks and the Agent. The Agent may effect, on behalf of the Majority Banks, an amendment or waiver to which the Majority Banks have agreed.

19.1.2 The Agent shall promptly notify the Guarantor and each Bank of any amendment or waiver effected under Clause 19.1.1 and any such amendment or waiver shall be binding on the Borrowers and each Bank.

19.2      All Banks

          An amendment or waiver which relates to:

          (a)   the definition of "Majority Banks" in Clause 1.1;

          (b) an extension of the date for, or a decrease in an amount or a change in the currency of, any payment under this Agreement;

          (c)   an increase in a Bank's Commitment;

          (d) a term of this Agreement which expressly requires the consent of each Bank; or

          (e)   Clause 7, 8, 16 or 18.3 or this Clause 19,

          may not be effected without the prior written consent of each Bank.

19.3      No implied waivers; remedies cumulative

          The rights of the Agent and each Bank under this Agreement:

          (a)   may be exercised as often as necessary;

          (b) are cumulative and not exclusive of its rights under the general law; and

          (c)   may be waived only in writing and specifically.

          Delay in exercising or non-exercise of any such right is not a waiver of that right.

19.4      Euro conventions

          The Agent may (after consultation with the Banks) notify the Guarantor that any references in this Agreement to a Business Day, day-count fraction or other convention (whether for the calculation of interest, determination of payment dates or otherwise) shall, if different, be amended to comply with any generally accepted conventions and market practice from time to time applicable to euro denominated obligations in the London interbank market. Upon such notification and notwithstanding Clause 19.1 or 19.2, this Agreement shall be deemed to be amended accordingly.

19.5      Round amounts

          If Sterling is, or is to be, replaced by the euro, the Agent shall determine suitable round amounts in euro to be substituted for the minimum and multiple amounts of Sterling specified in Clauses 5.4(b)(i), 5.4(c)(i), 8.3.1 and 8.4.1. The Agent shall notify the Guarantor and each Bank of the substituted amounts and, notwithstanding Clause 19.1 or 19.2, this Agreement shall be deemed to be amended accordingly. The substituted amounts shall apply to any Advance made on or after the effective date specified in the Agent's notice.

20.       MISCELLANEOUS

20.1      Severance

          If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:

          (a) the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

          (b) the legality, validity or enforceability in any other jurisdiction of that or any other provision of this Agreement.

20.2      Counterparts

          This Agreement may be executed in any number of counterparts and this shall have the same effect as if the signatures on the counterparts were on a single copy of this Agreement.


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21.       NOTICES

21.1      Method

          Each notice or other communication to be given under this Agreement shall be given in writing in English and, unless otherwise provided, shall be made by fax or letter.

21.2      Delivery

          Any notice or other communication to be given by one Party to another under this Agreement shall (unless one Party has by 15 days' notice to the other Party specified another address) be given to that other Party, in the case of the Guarantor and the Agent, at the respective addresses given in Clause 21.3, and in the case of the Banks, at the respective addresses given in Schedule 1 or, as the case may be, the schedule to its relevant Transfer Certificate and in the case of any new Borrower as set out in its Deed of Accession.

21.3      Addresses

          The address, telex number, answerback and fax number of the Guarantor, the Borrowers and the Agent are:

          (A)   the Guarantor and the Borrowers:

                Ocean House
                The Ring
                Bracknell
                Berkshire RG12 1AN

                Attention: Group Treasurer
                Fax:       01344 710035

          (B)   the Agent:

                6 Bishopsgate
                London EC2N 4DA

                Attention: Roger Penn
                Fax:       0171 545 4638

21.4      Deemed receipt

21.4.1 Subject to Clause 21.4.2, any notice or other communication given by or to a Party shall be deemed to have been received:

          (a) if sent by fax, with a confirmed receipt of transmission from the receiving machine, on the day on which transmitted;

          (b) in the case of a notice given by hand, on the day of actual delivery; and

          (c) if posted, on the second Business Day following the day on which it was despatched by first class mail postage prepaid,

          provided that a notice given in accordance with the above but received on a day which is not a Business Day or after normal business hours in the place of receipt shall be deemed to have been received on the next Business Day.

21.4.2 Any Drawdown Notice given to the Agent shall be deemed to have been given only on actual receipt.

21.5      Notices through Agent

          Any notice or other communication from or to a Borrower under this Agreement shall be sent through the Agent.

22.       ASSIGNMENTS AND TRANSFERS

22.1      Benefit of Agreement

          This Agreement shall be binding upon and enure to the benefit of each Party and its successors and assigns.

22.2      Assignments and transfers by Borrowers

          No Borrower shall be entitled to assign or transfer any of its rights or obligations under this Agreement.

22.3      Assignments by Banks

          Any Bank may, subject to Clause 22.5, assign any of its rights and benefits under this Agreement to another bank or other financial institution provided that until the assignee has confirmed to the Agent and the other Banks that it shall be under the same obligations towards each of them as it would have been under if it had been a party to this Agreement as a Bank, the Agent and the other Banks shall not be obliged to recognise the assignee as having the rights against each of them which it would have had if it had been such a party to this Agreement.

22.4      Transfers by Banks

22.4.1 Any Bank may, subject to Clause 22.5, transfer, in accordance with this Clause 22.4, any of its rights and obligations under this Agreement.

22.4.2 If any Bank (the "Existing Bank") wishes to transfer all or any part of its Commitment or Participation in Advances to another bank or other financial institution (the "Bank Transferee"), such transfer may be effected by way of a novation by the delivery to, and the execution by, the Agent of a duly completed Transfer Certificate.

22.4.3    On the date specified in the Transfer Certificate:

          (a) to the extent that in the Transfer Certificate the Existing Bank seeks to transfer its Commitment or Participation in Advances, the Borrowers and the Existing Bank shall each be released from further obligations to each other under this Agreement and their respective rights against each other be cancelled (such rights and obligations being referred to in this Clause 22.4.3 as "Discharged Rights and Obligations");

          (b) the Borrowers and the Bank Transferee shall each assume obligations towards each other and/or acquire rights against each other which differ from the Discharged Rights and Obligations only insofar as the Borrowers and the Bank Transferee have assumed and/or acquired the same in place of the Borrowers and the Existing Bank; and

          (c) each of the Parties and the Bank Transferee shall acquire the same rights and assume the same obligations among themselves as they would have acquired and assumed had the Bank Transferee been a party under this Agreement as a Bank with the rights and/or the obligations acquired or assumed by it as a result of the transfer.

22.4.4 The Agent shall promptly complete a Transfer Certificate on request by an Existing Bank and upon payment by the Bank Transferee of a fee of (pound)750 to the Agent. Each party irrevocably authorises the Agent to execute any duly completed Transfer Certificate on its behalf provided that such authorisation does not extend to the execution of a Transfer Certificate on behalf of either the Existing Bank or the Bank Transferee named in the Transfer Certificate.

22.4.5 The Agent shall promptly notify the Guarantor of the receipt and execution on its behalf by the Agent of any Transfer Certificate.

22.5      Conditions to assignments and transfers

22.5.1 An assignment or transfer by a Bank shall be in respect of a Commitment of at least (pound)5,000,000 or, if less, the whole Commitment of such Bank.

22.5.2 An assignment or transfer of any Commitment shall be subject to the prior approval of the Guarantor (such approval not to be unreasonably withheld or delayed) provided that such approval shall be deemed to have been given if it has not been denied within 5 Business Days of the request for it being made.

22.6      Consequences of transfer

          The Borrowers shall be under no obligation to pay any greater amount under this Agreement following an assignment or transfer by a Bank of any of its rights or obligations pursuant to this Clause 22 if, in the circumstances existing at the time of such assignment or transfer, such greater amount would not have been payable but for the assignment or transfer.

22.7      Disclosure of information

          The Agent and each Bank may disclose to each other, to their professional advisers and (subject to obtaining a confidentiality undertaking addressed to the Guarantor) to any person with whom they are proposing to enter, or have entered into, any kind of assignment, transfer, novation, participation or other agreement in relation to this Agreement, any information which the Agent or that Bank has acquired under or in connection with this Agreement.

23.       INDEMNITIES

23.1      Breakage costs indemnity

          The Borrowers shall indemnify each Bank on demand against any loss or expense (including any loss or expense on account of funds borrowed, contracted for or utilised to fund any amount payable under this Agreement, any amount repaid or prepaid under this Agreement or any Advance) which that Bank has sustained or incurred as a consequence of:

          (a) an Advance not being made following the service of a Drawdown Notice (except as a result of the failure of that Bank to comply with its obligations under this Agreement);

          (b)   the operation of Clause 6.4;

          (c) the failure of a Borrower to make payment on the due date of any sum due under this Agreement;

          (d)   the occurrence of any Default or the operation of Clause 14.2;
                or

          (e) any repayment or prepayment of an Advance otherwise than on the last day of the Interest Period in relation to that Advance.

23.2      Currency indemnity

23.2.1 Any payment made to or for the account of or received by the Agent or any Bank in respect of any moneys or liabilities due, arising or incurred by a Borrower to the Agent or any Bank in a currency (the "Currency of Payment") other than the currency in which the payment should have been made under this Agreement (the "Currency of Obligation") in whatever circumstances (including as a result of a judgment against a Borrower) and for whatever reason shall constitute a discharge to that Borrower only to the extent of the Currency of Obligation amount which the Agent or that Bank, as the case may be, is able on the date of receipt of such payment (or if such date of receipt is not a Business Day, on the next succeeding Business Day) to purchase with the Currency of Payment amount at its spot rate of exchange (as conclusively determined by the Agent or that Bank) in the London foreign exchange market.

23.2.2 If the amount of the Currency of Obligation which the Agent or that Bank is so able to purchase falls short of the amount originally due to the Agent or that Bank, as the case may be, under this Agreement, then the relevant Borrower shall immediately on demand indemnify the Agent or that Bank, as the case may be, against any loss or damage arising as a result of that shortfall by paying to the Agent or that Bank, as the case may be, that amount in the Currency of Obligation certified by the Agent or that Bank, as the case may be, as necessary so to indemnify it.

23.3      General

23.3.1 Each indemnity in this Clause 23 shall constitute a separate and independent obligation from the other obligations contained in this Agreement, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due under this Agreement or under any such judgment or order.

23.3.2 The certificate of the Agent or the relevant Bank as to the amount of any loss or damage sustained or incurred by it shall be conclusive and binding on the Borrowers except for any manifest error.

24.       LAW AND JURISDICTION

24.1      Law

          This Agreement is governed by and shall be construed in accordance with English law.

24.2      Jurisdiction

24.2.1 The Parties agree that the courts of England shall have jurisdiction to settle any disputes which may arise in connection with this Agreement and that any judgment or order of an English court in connection with this Agreement is conclusive and binding on them and may be enforced against them in the courts of any other jurisdiction. This Clause 24.2.1 is for the benefit of the Agent and each Bank only and shall not limit the right of the Agent and each Bank to bring proceedings against the Borrowers in connection with this Agreement in any other court of competent jurisdiction or concurrently in more than one jurisdiction.

24.2.2    Each Borrower:

          (a) waives any objections which it may have to the English courts on the grounds of venue or forum non conveniens or any similar grounds as regards proceedings in connection with this Agreement; and

          (b) consents to service of process by mail or in any other manner permitted by the relevant law.

24.3      Agent for service

          The Borrowers shall at all times maintain an agent for service of process in England. That agent shall be the Guarantor. Any claim form, writ, summons, judgment or other notice of legal process shall be sufficiently served on a Borrower if delivered to that agent at its address for the time being. No Borrower shall revoke the authority of that agent. If for any reason any such agent no longer serves as agent of any Borrower to receive service of process, that

          Borrower shall promptly appoint another such agent and immediately advise the Agent of that appointment. The Guarantor hereby accepts its appointment as agent for service under this Agreement.

IN WITNESS whereof the Parties have caused this Agreement to be duly executed on the date set out above.

                                   SCHEDULE 1

                                    THE BANKS

Bank and Lending Office        Address for Notices            Commitment

Deutsche Bank AG London        6 Bishopsgate                  (pound)175,000,000
6 Bishopsgate                  London  EC2N 4DA
London EC2N 4DA
                               Attn: Roger Penn
                               Fax:  0171 545 4638

                                   SCHEDULE 2

                              CONDITIONS PRECEDENT

1. A Certified Copy of the certificate of incorporation (and any relevant certificate of incorporation on change of name) and the memorandum and articles of association of each Obligor.

2. A Certified Copy of the board minutes and shareholder resolutions of each Obligor approving and authorising the execution, delivery and performance of each Financing Document to which it is a party on the terms and conditions of those documents and authorising a person or persons to sign or otherwise attest the due execution of those documents and any other documents to be executed or delivered by it pursuant to those documents together with a certificate of a duly authorised officer of each such Obligor setting out the names and signatures of the persons authorised to sign such documents on its behalf.

3.    The most recent Accounts for each Borrower.

4. Certified Copies of all consents, licences, approvals or authorisations of any governmental or other authority, bureau or agency required by each Obligor in connection with the execution, delivery, performance, validity or enforceability of this Agreement or any document to be delivered under this Agreement.

5. The Fees Letter duly executed by the Guarantor together with the fees payable under it on the execution of this Agreement.

6.    A legal opinion from Wilde Sapte.

7.    A Certified Copy of the Press Release.

8.    A Certified Copy of the Merger Agreement.

9. A certificate from a director of the Guarantor certifying that the Offer is unconditional in all respects (including that shareholder acceptances in respect of not less than 50 per cent. of the Target Shares have been obtained) and that all requisite regulatory approvals in relation to the Offer have been obtained.

                                   SCHEDULE 3

                                 DRAWDOWN NOTICE

To:   The Agent

From: *[BORROWER]

                                                                         *[date]

Dear Sirs,

(pound)175,000,000 Credit Agreement dated * August 1999 (the "Credit Agreement")

Terms defined in the Credit Agreement have the same meaning in this notice.

We request an Advance to be drawn down under the Credit Agreement as follows:

1.    Amount and currency of Advance:

2.    Drawdown Date:

3.    Duration of Interest Period:

4.    Payment instructions:
      (if applicable)

We confirm that today and on the Drawdown Date:

(a) the representations and warranties in Clause 12 to be repeated are and will be correct; and

(b) no Default or Potential Default has occurred and is continuing or will occur on the making of the Advance.

SIGNED

For and on behalf of
*[BORROWER]

                                   SCHEDULE 4

                               MANDATORY COST RATE

The Mandatory Cost Rate is an addition to the interest rate on an Advance to compensate the Banks for the cost attributable to an Advance resulting from the imposition from time to time under or pursuant to the Bank of England Act 1998 (the "Bank of England Act") and/or by the Bank of England and/or the Financial Services Authority (the "FSA") (or other United Kingdom governmental authorities or agencies) of a requirement to place non-interest-bearing or Special Deposits (whether interest bearing or not) with the Bank of England and/or pay fees to the FSA calculated by reference to liabilities used to fund the Advance.

The Mandatory Cost Rate shall be the rate determined by the Agent to be equal to the arithmetic mean (rounded, if necessary, to 5 decimal places) of the respective rates notified by each Reference Bank to the Agent as the rate resulting from the application (as appropriate) of the following formulae:

      in relation to an Advance denominated in Sterling:
      (XL + S(L - D) + F x 0.01)/100 - (X + S)

      in relation to an Advance denominated in a currency other than Sterling: (F x 0.01)/300 where on the day of application of a formula:

X is the percentage of Eligible Liabilities (in excess of any stated minimum) by reference to which that Reference Bank is required under or pursuant to the Bank of England Act to maintain cash ratio deposits with the Bank of England;

L     is LIBOR for the relevant Advance for the relevant period;

F is the rate of charge payable by that Reference Bank to the FSA pursuant to paragraph 2.02 or 2.03, as the case may be, of the Fees Regulations (but where, for this purpose, the figures at paragraphs 2.02b and 2.03b of the Fees Regulations shall be deemed to be zero) and expressed in pounds per (pound)1 million of the Fee Base of that Reference Bank;

S is the level of interest bearing Special Deposits, expressed as a percentage of Eligible Liabilities, which that Reference Bank is required to maintain by the Bank of England (or other United Kingdom governmental authorities or agencies); and

D is the percentage rate per annum payable by the Bank of England to that Reference Bank on Special Deposits.

(X, L, S and D shall be expressed in the formula as numbers and not as percentages, e.g. if X = 0.15% and L = 7%, XL will be calculated as 0.15 x 7 and not as 0.15% x 7%. A negative result obtained from subtracting D from L shall be counted as zero.)

If any Reference Bank fails to notify any such rate to the Agent, the Mandatory Cost Rate shall be determined on the basis of the rate(s) notified to the Agent by the remaining Reference Bank(s).

The Mandatory Cost Rate attributable to an Advance or other sum for any period shall be calculated at or about 11.00 a.m. on the first day of that period for the duration of that period.

The determination of the Mandatory Cost Rate in relation to any period shall, in the absence of proven error, be conclusive and binding on the Parties.

If there is any change in circumstance (including the imposition of alternative or additional requirements) which in the reasonable opinion of the Agent renders or will render either of the above formulae (or any element of the formulae, or any defined term used in the formulae) inappropriate or inapplicable, the Agent (following consultation with the Borrowers and the Majority Banks) shall be entitled to vary the same by giving notice to the Parties. Any such variation shall, in the absence of proven error, be conclusive and binding on the Parties and shall apply from the date specified in such notice.

For the purposes of this Schedule:

      "Eligible Liabilities" and "Special Deposits" have the meanings given to those terms under or pursuant to the Bank of England Act or by the Bank of England (as may be appropriate), on the day of the application of the formula.

      "Fee Base" has the meaning given to that term for the purposes of, and shall be calculated in accordance with, the Fees Regulations.

      "Fees Regulations" means, as appropriate, either:

      (a)   the Banking Supervision (Fees) Regulations 1999; or

      (b) such regulations as from time to time may be in force, relating to the payment of fees for banking supervision in respect of periods subsequent to 31 March 2000.

                                   SCHEDULE 5

                          FORM OF TRANSFER CERTIFICATE

                              TRANSFER CERTIFICATE

To:   The Agent
      and the other parties to the Credit Agreement (as defined below)

This transfer certificate ("Transfer Certificate") relates to a credit agreement dated [ ] August 1999 and made between (1) Ocean Group PLC, (2) certain subsidiaries of Ocean Group PLC, (3) certain banks, (4) Deutsche Bank AG London as Agent and (5) Deutsche Bank AG London as Arranger in respect of a multicurrency revolving loan facility (the "Credit Agreement", which term shall include any amendments or supplements to it).

Terms defined and references construed in the Credit Agreement shall have the same meanings and construction in this Transfer Certificate.

1.    *[insert full name of Existing Bank] (the "Existing Bank"):

      (a) confirms that to the extent that details appear in the schedule to this Transfer Certificate under the headings "Existing Bank's Commitment" and "Existing Bank's Participation in Advances", those details accurately summarise its Commitment and its Participation in Advances all or part of which is to be transferred; and

      (b) requests *[insert full name of Bank Transferee] (the "Bank Transferee") to accept and procure, in accordance with Clause 22 of the Credit Agreement, the substitution of the Existing Bank by the Bank Transferee in respect of the amount of its Commitment and its Participation in Advances to be transferred as specified in the schedule to this Transfer Certificate by signing this Transfer Certificate.

2. The Bank Transferee requests each Borrower, each Bank and the Agent to accept this executed Transfer Certificate as being delivered under and for the purposes of Clause 22 of the Credit Agreement so as to take effect in accordance with the provisions of that Clause on *[insert date of transfer].

3.    The Bank Transferee:

      (a) represents and warrants that as at the date of this Transfer Certificate it is a Qualifying Bank;

      (b) confirms that it has received a copy of the Credit Agreement together with such other documents and information as it has requested in connection with this transaction;

      (c) confirms that it has not relied and will not rely on the Existing Bank to check or enquire on its behalf into the legality, validity, effectiveness, adequacy, accuracy or completeness of any such documents or information;

      (d) agrees that it has not relied and will not rely on the Agent, the Existing Bank or any other Bank to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrowers; and

      (e)   confirms to the Agent in the terms of Clause 17.2.3.

4. The Bank Transferee undertakes with the Existing Bank and each of the other parties to the Credit Agreement that it will perform, in accordance with its terms, all those obligations which, by the terms of the Credit Agreement, will be assumed by it upon delivery of the executed copy of this Transfer Certificate to the Agent.

5. On execution of this Transfer Certificate by the Agent on their behalf, the Borrowers and the Banks accept the Bank Transferee as a party to the Credit Agreement in substitution for the Existing Bank with respect to all those rights and/or obligations which, by the terms of the Credit Agreement, will be assumed by the Bank Transferee after delivery of the executed copy of this Transfer Certificate to the Agent.

6.    None of the Existing Bank, the other Banks and the Agent:

      (a) makes any representation or warranty or assumes any responsibility with respect to the legality, validity, effectiveness, adequacy or enforceability of the Credit Agreement; or

      (b) assumes any responsibility for the financial condition of the Borrowers or any other party to the Credit Agreement or any other document or for the performance and observance by the Borrowers or any other party to the Credit Agreement or any other document of its or their obligations and any and all conditions and warranties, whether express or implied by law or otherwise, are excluded.

7. The Bank Transferee confirms that its Lending Office and address for notices for the purposes of the Credit Agreement are as set out in the schedule to this Transfer Certificate.

8. The Existing Bank gives notice to the Bank Transferee (and the Bank Transferee acknowledges and agrees with the Existing Bank) that the Existing Bank is under no obligation to re-purchase (or in any other manner to assume, undertake or discharge any obligation or liability in relation to) the transferred Commitment and Participation at any time after this Transfer Certificate shall have taken effect.

9. Following the date upon which this Transfer Certificate shall have taken effect, without limiting the terms of this Transfer Certificate, each of the Bank Transferee and the Existing Bank acknowledges and confirms to the other that, in relation to the transferred Commitment and Participation, variations, amendments or alterations to any term of the Credit Agreement arising in connection with any renegotiation or rescheduling of the obligations under the Credit Agreement shall apply to and be binding on the Bank Transferee alone.

10. This Transfer Certificate is governed by and shall be construed in accordance with English law.

                                  THE SCHEDULE

Existing Bank's Commitment                   Amount of Commitment Transferred

Existing Bank's Participation in             Amount of Participation Transferred
Advances

*[insert full name of Bank Transferee]

Lending Office                               Address for notices
*                                            *[address]
                                             Attention:
                                             Telex:
                                             Answerback:
                                             Fax:

*[Bank Transferee]


By: ...........................................................
    (Duly authorised)

*[Existing Bank]


By: ...........................................................
    (Duly authorised)

The Agent on behalf of itself and all other parties to the Credit Agreement


By: ...........................................................
    (Duly authorised)

Dated:

                                   SCHEDULE 6

                            FORM OF DEED OF ACCESSION

THIS DEED is made this [ ] day of [ ] 19[ ] by [ ] of [ ] (the "New Party") in favour of the other parties to the Credit Agreement (as defined below).

RECITALS:

(A) This Deed is supplemental to a credit agreement (the "Credit Agreement") dated [ ] August 1999 made between (1) Ocean Group PLC, (2) certain subsidiaries of Ocean Group PLC, (3) certain banks, (4) Deutsche Bank AG London as agent and (5) Deutsche Bank AG London as arranger.

(B)   The New Party wishes to accede to the Credit Agreement as a Borrower.

(C) It is a term of the Credit Agreement that, in order to accede as a Borrower, the New Party must enter into this Deed.

NOW THIS DEED WITNESSES AS FOLLOWS

1. Terms defined and references construed in the Credit Agreement shall have the same meanings and construction in this Deed.

2.    The New Party:

      (a) agrees to be bound by all the terms and conditions of the Credit Agreement insofar as they relate to a Borrower as if the New Party was a party to the Credit Agreement in such capacity; and

      (b) represents and warrants to the Agents, the Arranger and the Banks in the terms of Clause 12.1(a) to (g) but such representations and warranties shall be given so as to apply, mutatis mutandis, to the New Party only.

3. The New Party confirms that it has delivered to the Agent the documents specified in the Schedule to this Deed.

4. The New Party agrees that it shall accede to the Credit Agreement immediately upon the Agent countersigning this Deed.

IN WITNESS whereof the New Party has caused this Deed to be executed on the day set out above.

THE COMMON SEAL of                )
[           ]                     )
was hereunto affixed in           )
the presence of:                  )

                                  Director

                                  Director/Secretary

We agree, on behalf of all the parties to the Credit Agreement, that the New Party shall, from the date of our signature, accede to the Credit Agreement as if it were a Borrower named therein and a party to the Credit Agreement.

SIGNED


 .....................................
for and on behalf of
[                  ]
as Agent                                                    Date: [            ]

                                    SCHEDULE

(a) A Certified Copy of our memorandum and articles of association or equivalent constitutional documents.

(b) A Certified Copy of the resolution of our Board of Directors approving the transactions contemplated by this Deed and authorising the execution of this Deed and any other documents contemplated by the Credit Agreement.

(c) Certified Copies of all other resolutions, authorisations, approvals, consents and licences, corporate, official or otherwise, necessary or desirable, to enable us to give effect to the transactions contemplated by this Deed and for the validity and enforceability of this Deed.

(d)   A legal opinion from counsel approved by the Agent*.

----------
*Not required for a New Party incorporated in England and Wales.

                                   SCHEDULE 7

                             PERMITTED INDEBTEDNESS

                                                                                              Principal
                                                                                              Amount
Facility                                           Security   Maturity        Currency        Currency
Intexo Hldg Fixed Loan                             Yes        2005            NLG               4,900

Intexo ILM Lease                                   Yes        2017            BEF             390,217

Intexo Veghel                  Multi User
Intexo Amersfoort              Service             Yes        2013            NLG              55,024
Intexo Nijmegen                Vastgoed CV

Intexo Botlek - Lease                              Yes        2002            NLG              14,744
Intexo Schipol - Lease                             Yes        2001            NLG              17,884
MSAS Norway                                        Yes        2016            NOK              20,629
MSAS Belgium                                       Yes        2006            BEF              25,137
MSAS S. Ireland                                    Yes        2001            IEP                 967

MSAS Leases:
Hong Kong                                          Yes        various         HKD               1,280
Denmark                                            Yes        2001            DKK                 534
Japan                                              Yes        various         JPY               9,404
Malaysia                                           Yes        various         MYR               1,952
Singapore                                          Yes        2002            SGD                 664
S. Ireland                                         No         2000            IEP                 116
USA                                                No         2001            USD                 947

MSAS Overdrafts:
USA                                                No                         USD               6,086
Skyking                                            No                         USD                 603
Japan                                              No                         JPY              42,228
Singapore                                          No                         SGD                 737
Thailand                                           No                         THB               4,206
France                                             No                         FRF              27,600

Intexo - S/T borrowing                             No                         NLG              10,000

Mercury Loan Notes                                            2008            GBP               2,846
Marken Loan Notes                                             2008            GBP               2,461
Ellicot Loan Notes                                            2008            GBP               2,627
SAC Loan Notes                                                1999            GBP                  43

Cory Environmental -                               Yes        2000            GBP                 564
Bishopsgate Lease

                                   SCHEDULE 8

                                FORM OF GUARANTEE

               DATED

                                   [GUARANTOR]

                                       and

                             DEUTSCHE BANK AG LONDON
                                    as Agent

                             -----------------------

                                    GUARANTEE

                             -----------------------

                                TABLE OF CONTENTS

Clause    Heading                                                    Page Number

1.        INTERPRETATION.......................................................1
2.        GUARANTEE............................................................2
3.        CONTINUING AND ADDITIONAL SECURITY...................................2
4.        MATTERS NOT TO REDUCE THE GUARANTOR'S LIABILITY......................3
5.        GUARANTOR NOT TO TAKE SECURITY.......................................3
6.        PAYMENT OF INTEREST..................................................4
7.        NO COMPETITION.......................................................4
8.        SUSPENSE ACCOUNT.....................................................4
9.        NEW ACCOUNTS.........................................................4
10.       DISCHARGE TO BE CONDITIONAL..........................................5
11.       ENFORCEMENT..........................................................5
12.       PAYMENT AND WITHHOLDINGS.............................................5
13.       SET-OFF..............................................................6
14.       CURRENCY.............................................................6
15.       NOTICES..............................................................6
16.       WAIVER...............................................................7
17.       INDEMNITY............................................................7
18.       PROVISIONS SEVERABLE.................................................7
19.       CONTINUATION OF GUARANTEE............................................7
20.       THE AGENT'S DISCRETION...............................................7
21.       GOVERNING LAW........................................................8
[22.      JURISDICTION]........................................................8
23.       AMENDMENTS...........................................................8
24.       TRUST................................................................8
25.       ASSIGNMENT...........................................................9

THIS GUARANTEE is made on

BY:

(1) [GUARANTOR], a company incorporated under the laws of * with registered number * having its registered office at * (the "Guarantor")

IN FAVOUR OF

(2) DEUTSCHE BANK AG LONDON of 6 Bishopsgate, London EC2N 4DA as agent and trustee for the Finance Parties (the "Agent").

WHEREAS:

(A) By a credit agreement (the "Credit Agreement") dated * made between Ocean Group PLC, certain banks, the Agent and the Arranger, the Banks have agreed to make available certain facilities to the Borrowers on the terms and conditions contained in the Credit Agreement.

(B) It is a term of the Credit Agreement that the Guarantor enter into this Guarantee.

NOW THIS DEED WITNESSES as follows:

1.        INTERPRETATION

1.1 In this Guarantee, unless the context otherwise requires or unless otherwise defined or provided for in this Guarantee, words and expressions shall have the same meaning as is attributed to them under the Credit Agreement. In addition, the following words and expressions shall have the respective meanings ascribed to them:

          "Agent's Rate" means the rate set out in Clause 7.3.1 of the Credit Agreement.

          "Borrowers" means Ocean Group PLC, a company incorporated in England and Wales with registered number 73975 and any other Group Company that becomes a party to the Credit Agreement pursuant to Clause 2.4 of the Credit Agreement; and "Borrower" shall be construed accordingly.

1.2 Clause headings are for convenience of reference only and shall not affect the construction of this Guarantee.

1.3       In this Guarantee (unless otherwise provided):

          (a) references to Clauses are to be construed as references to the clauses of this Guarantee as amended or varied from time to time and references to sub-Clauses shall unless otherwise specifically stated be construed as references to the sub-clauses of the clause in which the reference appears;

          (b) references to this Guarantee and any provisions of this Guarantee or to any other document or agreement are to be construed as references to this Guarantee, those provisions or that document or agreement as is in force for the time being and as amended, varied, supplemented, substituted or novated from time to time;

          (c) words importing the singular shall include the plural and vice versa;

          (d) references to a "person" shall be construed so as to include that person's assigns or transferees or successors in title and shall be construed as including references to an individual, firm, partnership, joint venture, company, corporation, unincorporated body of persons or any state or any agency thereof;

          (e) references to any statute or statutory provision include any statute or statutory provision which amends, extends, consolidates or replaces the same, or which has been amended, extended, consolidated or replaced by the same, and shall include any orders, regulations, instruments or other subordinate legislation made under the relevant statute;

          (f) references to liability or liabilities are to be construed to include all liabilities and obligations whether actual, contingent, present or future and whether incurred solely or jointly;

          (g) the words "other" and "otherwise" shall not be construed ejusdem generis with any foregoing words where a wider construction is possible; and

          (h) the words "including" and "in particular" shall be construed as being by way of illustration or emphasis only and shall not be construed as, nor shall they take effect as, limiting the generality of any foregoing words.

2.        GUARANTEE

2.1 The Guarantor hereby unconditionally and irrevocably guarantees to the Agent as agent and trustee for the Finance Parties that it shall on demand pay to the Agent in the currency in which the same falls due for payment under the terms of the Credit Agreement, all moneys which are now or at any time hereafter shall have become due or owing by any Borrower to any or all of the Finance Parties pursuant to the Credit Agreement.

2.2 The Guarantor hereby covenants with the Agent as agent and trustee for the Finance Parties that it shall, to the extent that the same have fallen due and have not been paid to the Agent pursuant to the terms of the Credit Agreement, on demand pay to the Agent all costs and expenses incurred by the Agent in relation to this Guarantee and the protection or enforcement of the Agent's rights hereunder.

3.        CONTINUING AND ADDITIONAL SECURITY

3.1 This Guarantee is a continuing security and shall remain in full force and effect until all moneys, obligations and liabilities referred to in Clause 2 have been paid, discharged or satisfied in full notwithstanding the liquidation or other incapacity or any change in the constitution of any Borrower or of the Guarantor or in the name and style of either of them or any settlement of account or other matter whatsoever.

3.2 This Guarantee is in addition to and shall not merge with or otherwise prejudice or affect or be prejudiced by any other right, remedy, guarantee, indemnity or security and may be enforced without first having recourse to the same or any other bill, note, mortgage, charge, pledge or lien now or hereafter held by or available to the Agent or any other Secured Party.

3.3 Notwithstanding that this Guarantee ceases to be continuing for any reason whatever the Finance Parties may continue any accounts of any Borrower or open one or more new accounts and the liability of the Guarantor hereunder shall not be reduced or affected by any subsequent transactions or receipts or payments into or out of any such accounts.

4.        MATTERS NOT TO REDUCE THE GUARANTOR'S LIABILITY

4.1 If any purported obligation or liability of any Borrower which is the subject of this Guarantee is not or ceases to be valid or enforceable on any ground whatsoever whether or not known to the Agent or any other Secured Party including but not limited to any defect in or want of powers of any Borrower or irregular exercise thereof or lack of authority by any person purporting to act on behalf of any Borrower or any legal or other limitation (whether under the Limitation Act 1980 or otherwise), disability, incapacity or any change in the constitution of or any amalgamation, reconstruction or liquidation of any Borrower, the Guarantor shall nevertheless be liable to the Finance Parties in respect of that purported obligation or liability as if the same were fully valid and enforceable and the Guarantor were the principal debtor in respect thereof. The Guarantor hereby agrees to keep the Finance Parties fully indemnified in the currency in which such purported obligation or liability arose against all damages, losses, costs and expenses arising from any failure of any Borrower to carry out any such purported obligation or liability.

4.2 The liability of the Guarantor shall not be affected nor shall this Guarantee be discharged or diminished by reason of:

          (a) any present or future bill, note, guarantee, indemnity, mortgage, charge, pledge, lien or other security or right or remedy held by or available to all or any of the Finance Parties being or becoming wholly or in part void, voidable or unenforceable on any ground whatsoever or by all or any of the Finance Parties from time to time dealing with exchanging, varying, realising, releasing or failing to perfect or enforce any of the same; or

          (b) all or any of the Finance Parties compounding with, discharging, releasing or varying the liability of or granting any time, indulgence or concession to any Borrower or any other person or renewing, determining, varying or increasing any bill, promissory note or other negotiable instrument, accommodation, facility or transaction in any manner whatsoever or concurring in, accepting or varying any compromise, arrangement or settlement or omitting to claim or enforce payment from a principal debtor or any other person; or


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

          (c) any act or omission which would not have discharged or affected the liability of the Guarantor had it been a principal debtor instead of guarantor or by anything done or omitted which but for this provision might operate to exonerate the Guarantor.

5.        GUARANTOR NOT TO TAKE SECURITY

          The Guarantor warrants to the Agent as trustee for the Finance Parties that it has not taken or received and undertakes not to take or receive the benefit of any security from any Borrower in connection with this Guarantee. If any such security is taken or the Guarantor receives the benefit of the same the Guarantor declares that such security and all moneys at any time received in respect thereof shall be held on trust for the Agent to be applied in discharge of the liabilities of the Guarantor to the Agent hereunder.

6.        PAYMENT OF INTEREST

          The Guarantor hereby agrees to pay interest on all sums demanded under this Guarantee from the date of demand until actual payment (as well after as before any judgment) at the Agent's Rate calculated on a day to day basis. Such interest shall be compounded in accordance with the usual practice of the Agent but without prejudice to the right of the Agent to require payment of such interest.

7.        NO COMPETITION

          Until all moneys, obligations and liabilities referred to in Clause 2 have been paid, discharged or satisfied in full, the Guarantor waives all rights of subrogation and indemnity against any Borrower and agrees not to share in any security held or moneys received by the Agent or any other Secured Party on account of such liabilities or, unless so instructed by the Agent, to claim or prove in competition with the Agent or any other Secured Party in the liquidation of any Borrower in respect of any moneys paid by the Guarantor to the Agent or any other Secured Party under this Guarantee. If the Guarantor receives any payment or other benefit or exercises any set-off or counterclaim or otherwise acts in breach of this Clause anything so received and any benefit derived directly or indirectly by the Guarantor therefrom shall be held in trust for the Agent to be applied in discharge of the liability of the Guarantor to the Agent hereunder.

8.        SUSPENSE ACCOUNT

8.1 Any money received in connection with this Guarantee may be placed to the credit of a suspense account with a view to preserving the rights of the Finance Parties to prove for the whole of their claims against any Borrower or any other person liable or may be applied by the Agent in or towards satisfaction of such of the moneys, obligations or liabilities of any Borrower hereby guaranteed as the Agent in its absolute discretion may from time to time conclusively determine.


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

8.2 The Guarantor shall have no right in respect of the application by the Finance Parties of any sums received by the Agent from the Guarantor under, or pursuant to, the terms of this Guarantee.

9.        NEW ACCOUNTS

          If this Guarantee is determined or called in by demand made by the Agent, then the Finance Parties may open a new account or accounts with each Borrower. If the Finance Parties do not open a new account or accounts they shall nevertheless be treated as if they had done so at the time of determination or calling in and as from that time all payments made to the Finance Parties shall be credited or be treated as having been credited to the new account or accounts and shall not operate to reduce the amount for which this Guarantee is available as security at that time.

10.       DISCHARGE TO BE CONDITIONAL

          Any release, discharge or settlement between the Guarantor and the Agent shall be conditional upon no security disposition or payment to any of the Finance Parties by any Borrower or any other person being void, set aside or ordered to be refunded pursuant to any enactment or law relating to bankruptcy, liquidation or insolvency or for any reason whatever and if such condition shall not be fulfilled the Agent shall be entitled to enforce this Guarantee subsequently as if such release, discharge or settlement had not occurred and any such payment had not been made.

11.       ENFORCEMENT

          The Agent and the other Finance Parties shall not be obliged before taking steps to enforce this Guarantee:

          (a) to take action or obtain judgment in any court against any Borrower or any other person;

          (b) to make or file any claim in a bankruptcy or liquidation of any Borrower or any other person; or

          (c) to make, enforce or seek to enforce any claim against any Borrower or any other person under any security or other document, agreement or arrangement.

12.       PAYMENT AND WITHHOLDINGS

          All sums due and payable by the Guarantor under this Guarantee shall be made in full without set-off or counterclaim and free and clear of and (subject as provided in the next sentence) without deduction for or on account of any future or present Taxes. If:

          (a) the Guarantor is required by any law to make any deduction or withholding from any sum payable by the Guarantor to the Agent hereunder; or

          (b) the Agent or any other Secured Party is required by law to make any payment, on account of tax (other than tax on its overall net income) or otherwise, on or in relation to any amount received or receivable by the Agent hereunder;

          then the sum payable by the Guarantor in respect of which such deduction, withholding or payment is required to be made shall be increased to the extent necessary to ensure that, after the making of such deduction, withholding or payment, (and after taking account of any deduction, withholding or payment which is required to be made as a result of the increase) the Agent receives and retains a net sum equal to the sum which it and the other Finance Parties would have received and so retained had no such deduction, withholding or payment been made.

13.       SET-OFF

          In addition to any general lien or similar right to which it may be entitled by operation of law, each Secured Party shall have the right at any time and without notice to the Guarantor (as well before as after making any demand hereunder) to set off or transfer any sum or sums standing to the credit of any account of the Guarantor with such Secured Party (whether current or otherwise or subject to notice) in or towards satisfaction of the liability of the Guarantor to the Agent and/or such Secured Party hereunder.

14.       CURRENCY

          The Agent may, in order to cover the obligations of any Borrower in another currency in its sole discretion, convert any moneys received, recovered or realised in any currency under this Guarantee (including the proceeds of any previous conversion under this Clause) from their existing currency of denomination into any other currency at the Agent's spot rate of exchange at such time as the Agent thinks fit.

15.       NOTICES

15.1      Method

          All notices and demands to be made under this Guarantee shall be made in writing in English but, unless otherwise provided, may be made by facsimile transmission or letter.

15.2      Delivery

          Any notice or demand to be made or delivered by the Agent pursuant to this Guarantee shall (unless the Guarantor has by 15 days' written notice to the Agent specified another address) be made or delivered at the following address:

          [name of Guarantor]:

          *[address]
          Attention:            *
          Fax:                  *

15.3      Deemed Receipt

15.3.1    Any notice given by the Agent shall be deemed to have been received:

          (a) if sent by fax, with a confirmed receipt of transmission from the receiving machine, on the day on which transmitted;

          (b) in the case of a notice given by hand, on the day of actual delivery; and

          (c) if posted, on the second Business Day [or, in the case of airmail, the fifth Business Day] following the day on which it was properly despatched by first class mail postage prepaid [or, as the case may be, airmail postage prepaid].

15.3.2 Any notice given to the Agent shall be deemed to have been given only on actual receipt.

16.       WAIVER

          No failure on the part of the Agent to exercise, or delay on its part in exercising, any of its rights, powers and remedies provided by this Guarantee or by law (collectively the "Rights") shall operate as a waiver thereof, nor shall any single or partial exercise of any of the Rights preclude any further or other exercise of that one of the Rights concerned or the exercise of any other of the Rights.

17.       INDEMNITY

          The Guarantor hereby agrees to indemnify (save as so far otherwise indemnified hereunder) the Agent against all losses, actions, claims, costs, charges, expenses and liabilities incurred or sustained by the Agent in relation to this Guarantee (including, without limitation, the costs, charges and expenses incurred in the enforcement of this Guarantee or occasioned by any breach by the Guarantor of any of its covenants or obligations to the Agent under this Guarantee). The Guarantor shall so indemnify the Agent on demand and shall pay interest on the sum demanded at the Agent's Rate calculated on a day to day basis (as well after as before judgment) from the date of the same being incurred by the Agent to the date of payment thereof.

18.       PROVISIONS SEVERABLE

          Every provision contained in this Guarantee shall be severable and distinct from every other such provision and if at any time any one or more of such provisions is or becomes invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining such provisions shall not in any way be affected thereby.

19        CONTINUATION OF GUARANTEE

19.1 This Guarantee shall remain in full force and effect notwithstanding the termination of the Credit Agreement or any amendments or variations from time to time of the Credit Agreement and all references herein to the Credit Agreement shall be taken as referring to the Credit Agreement as amended or varied from time to time.

19.2      This Guarantee is and will remain the property of the Agent.

20.       THE AGENT'S DISCRETION

20.1 Any liberty or power which may be exercised or any determination which may be made hereunder by the Agent may be exercised or made in the absolute and unfettered discretion of the Agent which shall not be under any obligation to give reasons therefor.

20.2 A certificate by an officer of the Agent (i) as to the amount for the time being due to the Agent or any other Secured Party from any Borrower, and (ii) as to any sums payable to the Agent hereunder, shall, save in the case of proven error, be conclusive and binding upon the Guarantor for all purposes.

21.       GOVERNING LAW

          This Guarantee is governed by and shall be construed in accordance with English law.

[22.      JURISDICTION

[22.1 The courts of England shall have jurisdiction to settle any disputes which may arise out of or in connection with this Guarantee.

22.2 Clause 22.1 is for the benefit of the Finance Parties only and is without prejudice to the right of the Agent or any other Secured Party to bring any proceedings relating to this Guarantee in any other court which has jurisdiction.] [**Brussels Convention Country]

          [OR]

[22.1 The Guarantor agrees that the English courts shall have exclusive jurisdiction in relation to any dispute or controversy arising out of or in respect of this Guarantee and that any judgment or order of an English court made in this respect is conclusive and binding on the Guarantor and may be enforced against the Guarantor in the courts of any other jurisdiction.] [**exclusive jurisdiction - non-Brussels Convention Country]

22.[2][3] For the purposes of this Guarantee the Guarantor hereby:

          (a) waives any objections on the grounds of venue or forum non conveniens or any similar grounds; and

          (b) consents to service of process by mail or in any other manner permitted by the relevant law.

22.[3][4] The Guarantor hereby undertakes that it will at all times maintain an agent for service of process in England. Such agent shall be * of * and any writ, summons, judgment or other notice of legal process shall be sufficiently served on the Guarantor if delivered to such agent at its address for the time being, and the Guarantor hereby undertakes that it will not revoke the authority of the above agent, and if for any reason any such agent no longer serves as agent of the Guarantor to receive service of process, the Guarantor shall promptly appoint another such agent and advise the Agent thereof.]

23.       AMENDMENTS

          No amendment or waiver of any provision of this Guarantee and no consent to any departure by the Guarantor therefrom shall be effective unless the same shall be in writing and signed or approved in writing by the Agent, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

24.       TRUST

          The Agent shall hold the benefit of this Guarantee upon trust for the Finance Parties.

25.       ASSIGNMENT

          The Finance Parties shall have a full and unfettered right to assign or otherwise transfer the whole or any part of the benefit of this Guarantee to any person to whom all or any part of its rights, benefits and obligations under the Credit Agreement are assigned or transferred in accordance with the provisions of the Credit Agreement and the expression the "Agent" wherever used herein shall be deemed to include the assignees and other successors, whether immediate or derivative, of the Agent, who shall be entitled to enforce and proceed upon this Guarantee in the same manner as if named herein. The Agent shall be entitled to impart any information concerning the Guarantor to any such assignee or other successor or any participant or proposed assignee, successor or participant.

IN WITNESS whereof the Guarantor has executed this Guarantee as a deed and the Agent has executed this Guarantee under hand the day and year first before written.

THE COMMON SEAL of                )
*[GUARANTOR]                      )
was hereunto affixed in the       )
presence of:                      )

John Coghlan                      Director

Andrew McMichael                  Director/Secretary


SIGNED for and on behalf of       )
DEUTSCHE BANK AG LONDON           )

Sean Malone

The Guarantor

SIGNED by John Coghlan            )
                                  )
for and on behalf of              )
OCEAN GROUP PLC                   )


The Banks

SIGNED by Sean Malone             )
                                  )
for and on behalf of              )
DEUTSCHE BANK AG LONDON           )


The Agent

SIGNED by Sean Malone             )
                                  )
for and on behalf of              )
DEUTSCHE BANK AG LONDON           )

The Arranger

SIGNED by Sean Malone             )
                                  )
for and on behalf of              )
DEUTSCHE BANK AG LONDON           )